05056403

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation	0000888874
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, May 23, 2005, Series 2005-AR3	333-48481
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 25, 2005

NOMURA ASSET ACCEPTANCE
CORPORATION

By: /s/ N. Dante LaRocca
Name: N. Dante LaRocca
Title: Authorized Agent

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Terms Sheets and Computational Materials	P*
99.2	Collateral Term Sheets	P*
99.3	Collateral Terms Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Exhibit 99.1

Nomura Asset Acceptance Corporation
Mortgage Pass-Through Certificates,
Series 2005-AR3

$543 Million (+/- 10%)

(Approximate)

Computational Materials

May 23, 2005

NOMURA

Recipients must read the information contained in the attached Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the Information Statement, call your NSI account representative for another copy. The collateral and other information set forth in these Computational Materials supersedes any previously distributed information relating to the Securities discussed in this communication. NSI is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

INFORMATION STATEMENT

The attached tables, together with the summary information presented herein (the **"Computational Materials"**) are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you by Nomura Securities International, Inc. (**"NSI"**) and not by Nomura Asset Acceptance Corporation (together with any of its other affiliates, **"NAAC"**). NAAC has not prepared, reviewed or taken part in the preparation of these materials and makes no representation as to the accuracy or completeness of the information herein. The information herein is preliminary. Although a registration statement (including the prospectus) has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Nomura Asset Acceptance Corporation, Mortgage Pass-Through Certificates, Series 2005-AR3 (the **"Securities"**) discussed in this communication has not been filed with the Securities and Exchange Commission.

Any investment decision should be based only on the data in the final prospectus and prospectus supplement (collectively, the **"Offering Documents"**). The information herein is being provided for informational use solely in connection with the consideration of an investment in the Securities. Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be provided or distributed nor any of its contents disclosed to any other third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

The information set forth in these Computational Materials, including the collateral tables which follow, may be based only on a statistical sample of Mortgage Loans (defined below) (the **"Statistical Pool"**) expected to be included in the trust along with other Mortgage Loans on the Closing Date (defined below). In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the trust on the Closing Date (the **"Final Pool"**). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The Offering Documents discussed in this communication will be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy the Securities, nor shall there be any sale of the Securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Prospective purchasers are referred to the Offering Documents for definitive information on any matter discussed in this communication. Offering Documents may be obtained by contacting your NSI representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

An investor or potential investor in the Securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

STRUCTURAL SUMMARY

Structure Overview								
Class	Initial Principal Balance ($) (1)	Type	Initial Pass-Through Rate (%)	CPR (%)	WAL (years)	Principal Window (months)	Collateral W.A. MTR	Expected Rating (Fitch/DBRS/Moody's) (2)
I-A	39,701,000	Variable (3)	5.805	25	2.88 (5)	1 - 95 (5)	21	AAA/AAA/Aaa
II-A	75,551,000	Variable (3)	5.413	25	1.82 (4)	1 - 33 (4)	33	AAA/AAA/Aaa
III-A-1	131,238,000	Variable (3)	5.686	25	2.44 (4)	1 - 57 (4)	57	AAA/AAA/Aaa
III-A-2	6,908,000	Variable (3)	5.686	25	2.44 (4)	1 - 57 (4)	57	AAA/AAA/Aa1
IV-A-1	217,125,000	Floating (6)	3.340	25	2.89 (5)	1 - 95 (5)	27	AAA/AAA/Aaa
IV-A-2	24,125,000	Floating (6)	3.380	25	2.89 (5)	1 - 95 (5)	27	AAA/AAA/Aaa
M-1	27,556,000	Floating (6)	3.640	25	5.22 (5)	37 - 95 (5)	36	[TBD]
M-2	8,185,000	Floating (6)	3.790	25	5.20 (5)	37 - 95 (5)	36	[TBD]
M-3	6,821,000	Floating (6)	3.890	25	5.07 (5)	37 - 95 (5)	36	[TBD]
M-4	2,456,000	Floating (6)	4.390	25	4.59 (5)	37 - 75 (5)	36	[TBD]
M-5	3,001,271	Floating (6)	4.490	25	3.75 (5)	37 - 62 (5)	36	[TBD]
X	NA	NA	NA	NA	NA	NA	NA	Not Rated
P	NA	NA	NA	NA	NA	NA	NA	Not Rated
R	NA	NA	NA	NA	NA	NA	NA	Not Rated
TOTAL	**542,667,271**							

NOTE: The Class X, Class P and Class R Certificates will not be included in any offering of the Securities executed pursuant to the Final Offering Documents. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.

(1) Approximate. Subject to a permitted variance of plus or minus 10%.
(2) Final class sizes and ratings may vary and will be contingent on the Final Pool, excess spread and other structural attributes.
(3) The initial pass-through rates on the Class I-A Certificates are expected to be approximately [5.805]% per annum. After the first Distribution Date, the per annum pass-through rate on the Class I-A Certificates will equal the weighted average of the net mortgage rates of the Group I Mortgage Loans minus [0.000]% per annum (30/360, 24 day delay). The initial pass-through rates on the Class II-A Certificates is expected to be approximately [5.413]% per annum. After the first Distribution Date, the per annum pass-through rate on the Class II-A Certificates will equal the weighted average of the net mortgage rates of the Group II Mortgage Loans minus [0.000]% per annum (30/360, 24 day delay). The initial pass-through rates on the Class III-A-1 and Class III-A-2 Certificates are expected to be approximately [5.686]% per annum. After the first Distribution Date, the per annum pass-through rates on these certificates will equal the weighted average of the net mortgage rates of the Group III Mortgage Loans minus (i) with respect to the Class III-A-1 Certificates, [0.000]% per annum (30/360, 24 day delay) and (ii) with respect to the Class III-A-2 Certificates, [0.000]% per annum (30/360, 24 day delay).
(4) Run to balloon at the weighted average reset month as indicated in the "Collateral W.A. MTR" column.
(5) Run to the 10% optional termination.
(6) The pass-through rate for each of the Group IV and Subordinate Certificates for each Distribution Date is a per annum rate equal to the least of (i) the sum of one-month LIBOR for that Distribution Date plus the related certificate margin, (ii) the applicable Net Funds Cap, (iii) the related hard cap and (iv) the related Maximum Interest Rate (actual/360 accrual basis, 0 day delay). The certificate margins and hard caps for the Group IV and Subordinate Certificates are as follows:

Class	Certificate Margin		Hard Cap
	(A)	(B)	
IV-A-1	[0.250]%	[0.500]%	11.000%
IV-A-2	[0.290]%	[0.580]%	11.000%
M-1	[0.550]%	[1.050]%	11.000%
M-2	[0.700]%	[1.200]%	11.000%
M-3	[0.800]%	[1.300]%	11.000%
M-4	[1.300]%	[1.800]%	11.000%
M-5	[1.400]%	[1.900]%	11.000%

(A) On or prior to the first possible optional termination date.

(B) After the first possible optional termination date.

COLLATERAL SUMMARY

The mortgage pool consists of one- to four-family adjustable-rate residential mortgage loans secured by first liens (the **"Mortgage Loans"**). The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-off Date (as defined herein) of approximately $545,668,448 (the **"Cut-off Date Principal Balance"**). Generally, after the initial fixed-rate period, the interest rate and monthly payment for the Mortgage Loans adjust monthly, semi-annually or annually based on an index plus a margin. The mortgage pool consists of four groups of Mortgage Loans. Group I is generally comprised of Mortgage Loans with an initial fixed rate period of two years, Group II is generally comprised of Mortgage Loans with an initial fixed rate period of three years, Group III is generally comprised of Mortgage Loans with an initial fixed period of five years and Group IV is generally comprised of Mortgage Loans with an initial fixed rate period of one month, six months, one year, two years, three years or five years.

The collateral information contained herein reflects the anticipated June 1, 2005 scheduled balances and is indicative only. For further collateral information, see "Collateral Details" on page 28.

Characteristics of the Mortgage Loans

	GROUP I	GROUP II	GROUP III	GROUP IV	GROUPS I-IV
Current Mortgage Rate*	6.070%	5.678%	5.951%	6.718%	**6.293%**
Current Net Mortgage Rate*	5.805%	5.413%	5.686%	6.443%	**6.023%**
Cut-off Date Mortgage Loan Principal Balance	43,796,110.50	83,343,780.60	152,394,744.00	266,133,812.97	**545,668,448.07**
Cut-off Date Average Mortgage Loan Principal Balance	273,725.69	304,174.38	249,418.57	264,809.76	**266,179.73**
Mortgage Loan Count	160	274	611	1,005	**2,050**
Original Term (months)*	360	360	360	360	**360**
Months Since Origination*	3	3	3	3	**3**
Stated Remaining Term (months)*	357	357	357	357	**357**
Mortgage Loans with Interest Only Terms	71.03%	85.24%	84.17%	73.64%	**78.15%**
Mortgage Loans with Prepay Penalty Terms	27.20%	56.18%	56.96%	55.61%	**53.79%**
Credit Score**	704	713	713	701	**706**
Original Loan to Value Ratio*	78.15%	76.87%	75.80%	79.92%	**78.16%**
Original Loan to Value Ratio Over 80% Without MI	0.00%	0.16%	0.00%	0.78%	**0.40%**
Documentation Type - Full / Alternative	24.48%	11.05%	25.87%	12.22%	**16.84%**
Loan Purpose - Purchase / Rate-Term	87.53%	82.12%	69.21%	80.97%	**78.39%**
Occupancy Type - Primary / Second Home	85.22%	92.20%	86.45%	70.95%	**79.67%**
Property Type - Single Family Residence / PUD	74.09%	79.78%	79.28%	66.31%	**72.61%**
California Concentration	9.24%	33.58%	20.88%	21.58%	**22.23%**
Months to Next Rate Adjustment*	21	33	57	27	**36**
First Periodic Rate Cap*	3.705%	5.447%	5.732%	4.343%	**4.848%**
Subsequent Periodic Rate Cap*	1.004%	1.383%	1.551%	1.745%	**1.576%**
Lifetime Rate Cap*	5.241%	5.856%	5.746%	5.932%	**5.813%**
Margin*	2.488%	2.634%	2.721%	3.481%	**3.060%**
Net Margin*	2.223%	2.369%	2.456%	3.206%	**2.790%**
Minimum Mortgage Rate*	2.492%	2.636%	2.728%	3.528%	**3.085%**
Maximum Mortgage Rate*	11.311%	11.534%	11.697%	12.651%	**12.106%**

* Weighted Average

** Non-zero Weighted Average

Credit Scores are not available for one Group III Mortgage Loan with an aggregate principal balance of approximately $103,200 (approximately 0.07% of the Group III Mortgage Loans) and for two Group IV Mortgage Loans with an aggregate principal balance of approximately $373,223 (approximately 0.12% of the Group IV Mortgage Loans).

TRANSACTION SUMMARY

Title of Series:	Nomura Asset Acceptance Corporation, Alternative Loan Trust, Series 2005-AR3
Cut-off Date:	June 1, 2005
Closing Date:	On or about June 29, 2005
Investor Settlement Date:	On or about June 30, 2005
Depositor:	Nomura Asset Acceptance Corporation
Underwriter:	Nomura Securities International, Inc.
Seller:	Nomura Credit & Capital, Inc.
Master Servicer and Trust Administrator:	Wells Fargo Bank, N.A.
Trustee:	HSBC Bank USA, National Association
Custodian:	JPMorgan Chase Bank, N.A.
Credit Risk Manager:	The Murrayhill Company, as Credit Risk Manager for the trust, will monitor the performance of and make recommendations to the Servicer regarding certain delinquent and defaulted Mortgage Loans. The Credit Risk Manager will rely upon Mortgage Loan data that is provided to it by the Servicer in performing its advisory and monitoring functions.
Type of Offering:	The Offered Certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
Form of Registration:	The trust will issue the Offered Certificates initially in book-entry form through DTC, Clearstream Luxembourg and Euroclear.
Minimum Denomination:	For each class of Offered Certificates, $25,000 and multiples of $1 in excess thereof.
Record Date:	For each class of Offered Certificates (other than the Class I-A, Class II-A, Class III-A-1 and Class III-A-2 Certificates) and for any Distribution Date, the business day preceding the applicable Distribution Date so long as such certificates remain in book-entry form; otherwise the record date shall be the same as for the Class I-A, Class II-A, Class III-A-1 and Class III-A-2 Certificates. For the Class I-A, Class II-A, Class III-A-1 and Class III-A-2 Certificates and for any Distribution Date, the last business day of the month preceding the month in which such Distribution Date occurs.
Distribution Date:	The 25th day of each calendar month beginning in July 2005, or if such day is not a business day, then the following business day.
Last Scheduled Distribution Date:	The Distribution Date in July 2035 will be the last scheduled Distribution Date for the Offered Certificates. It is possible that the certificate principal balance of any class of Offered Certificates may not be fully paid or reduced to zero by said date.
Certificates Designations:	Class I-A Certificates (the **"Group I Certificates"**)
	Class II-A Certificates (the **"Group II Certificates"**)
	Class III-A-1 and Class III-A-2 Certificates (together, the **"Group III Certificates"**)
	Class IV-A-1 and Class IV-A-2 Certificates (together, the **"Group IV Certificates"** and collectively with the Group I, Group II and the Group III Certificates, the **"Senior Certificates"**)
	Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (collectively, the **"Subordinate Certificates"**)
	Class X Certificates
	Class P Certificates

	Class R Certificates
	Only the Group I, Group II, Group III, Group IV and Subordinate Certificates will be included in any offering that may be executed pursuant to the Offering Documents (collectively, the **"Offered Certificates"**).
Private Certificates:	The Class X, Class P and Class R Certificates will not be designated as Offered Certificates. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.
Prepayment Period:	With respect to any Distribution Date, the immediately preceding calendar month.
Accrual Period:	The Accrual Period for any class of Offered Certificates (other than the Class I-A, Class II-A, Class III-A-1 and Class III-A-2 Certificates) and any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, with respect to the first Accrual Period, the Closing Date) and ending on the day immediately preceding the related Distribution Date. Calculations of interest on such certificates will be based on a 360-day year and the actual number of days elapsed during the related Accrual Period. The Accrual Period for the Class I-A, Class II-A, Class III-A-1 and Class III-A-2 Certificates and any Distribution Date will be the calendar month immediately preceding the month in which such Distribution Date occurs. Calculations of interest on such certificates will be based on a 360-day year that consists of twelve 30-day months.
Optional Termination:	At its option, the Class X Certificateholder (unless it is an affiliate of the Seller) may purchase all but not less than all of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) in the trust fund and thereby effect early retirement of the Offered Certificates if on such Distribution Date the aggregate stated principal balance of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) has been reduced to less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date.
Taxation – REMIC:	For federal income tax purposes, the trust will comprise multiple real estate mortgage investment conduits (each a **"REMIC"**), organized in a tiered REMIC structure. The Offered Certificates (exclusive of any right to receive payments in respect of any Basis Risk Shortfall), the Class X and Class P Certificates will represent beneficial ownership of "regular interests" in the related REMIC. The Class R Certificates will represent the beneficial ownership of "residual interests" in the related REMIC. Certain classes of Offered Certificates may be issued with original issue discount for federal income tax purposes.
SMMEA Eligibility:	The Offered Certificates, other than the Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are expected to be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (**"SMMEA"**).
ERISA Considerations:	The Offered Certificates are expected to be ERISA eligible.
Ratings:	The Offered Certificates are expected to be rated by Moody's Investors Service, Inc. (**"Moody's"**), Fitch Ratings ("**Fitch**") and Dominion Bond Rating Service ("**DBRS**") with the ratings indicated in the table on page 3 of this document.

CREDIT ENHANCEMENT

Overcollateralization

The Group I, Group II, Group III and Group IV Mortgage Loans bear interest each month in an amount that in the aggregate is expected to exceed the amount needed to pay monthly interest on the Certificates and certain related trust expenses. This excess interest will be applied to pay principal on the Certificates entitled to principal in order to create and maintain the required level of overcollateralization. This overcollateralization will be available to absorb losses on the Group I, Group II, Group III and Group IV Mortgage Loans. The required level of overcollateralization may increase or decrease over time. We cannot assure you that sufficient interest will be generated by the Group I, Group II, Group III and Group IV Mortgage Loans to create and maintain the required level of overcollateralization or to absorb losses on the Group I, Group II, Group III and Group IV Mortgage Loans.

Overcollateralization Amount

For any Distribution Date, the Overcollateralization Amount will be equal to the amount, if any, by which (x) the aggregate loan balance of the Mortgage Loans as of the last day of the related due period exceeds (y) the aggregate certificate principal balance of the Offered Certificates after giving effect to payments on such Distribution Date.

Initial Overcollateralization Amount

As of the Closing Date, the Overcollateralization Amount will be equal to approximately [0.55]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Targeted Overcollateralization Amount

With respect to any Distribution Date prior to the Stepdown Date, approximately [0.55]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the Stepdown Date and with respect to which a Trigger Event is not in effect, the greater of (a) [1.10]% of the aggregate loan balance of the Mortgage Loans as of the last day of the related due period, and (b) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the Stepdown Date with respect to which a Trigger Event is in effect and is continuing, the Targeted Overcollateralization Amount for the Distribution Date immediately preceding such Distribution Date.

Stepdown Date

The later to occur of (a) the Distribution Date in July 2008, and (b) the first Distribution Date on which the senior enhancement percentage is greater than or equal to approximately [18.70]%.

Credit Enhancement Percentage

Initial Expected Credit Enhancement Percentages				
Class	Percent	Approximate Expected Initial Credit Enhancement* (%)	Approximate Expected Initial Target Credit Enhancement* (%)	Approximate Expected Target Credit Enhancement** (%)
A***	[90.65]	[9.35]	[9.35]	[18.70]
M-1	[5.05]	[4.30]	[4.30]	[8.60]
M-2	[1.50]	[2.80]	[2.80]	[5.60]
M-3	[1.25]	[1.55]	[1.55]	[3.10]
M-4	[0.45]	[1.10]	[1.10]	[2.20]
M-5	[0.55]	[0.55]	[0.55]	[1.10]

* Prior to the Stepdown Date, based on aggregate loan balance as of the Cut-off Date.

** After Stepdown Date, based on aggregate loan balance as of such date of determination.

*** Refers to the Class I-A, Class II-A, Class III-A-1, Class III-A-2, Class IV-A-1 and Class IV-A-2 Certificates collectively.

Note: Final class sizes and credit enhancement levels subject to change based on final rating agency requirements.

Trigger Event

A Trigger Event will occur for any Distribution Date if either (i) the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months as of the last day of the related due period equals or exceeds [TBD]% of the senior enhancement percentage for such Distribution Date or (ii) the cumulative realized losses as a percentage of the aggregate loan balance of the Mortgage Loans on the Closing Date for such Distribution Date is greater than the percentage set forth below:

Trigger Event	
Range of Distribution Dates	**Cumulative Loss Percentage**
July 2008 - June 2009	[TBD]
July 2009 - June 2010	[TBD]
July 2010 - June 2011	[TBD]
July 2011 and thereafter	[TBD]

The cumulative loss percentages set forth above are applicable to the first Distribution Date in the corresponding range of Distribution Dates. The cumulative loss percentage for each succeeding Distribution Date in a range increases incrementally by 1/12 of the positive difference between the percentage applicable to the first Distribution Date in that range and the percentage applicable to the first Distribution Date in the succeeding range.

Delinquency Rate

With respect to any calendar month, the fraction, expressed as a percentage, the numerator of which is the aggregate loan balance of the Mortgage Loans 60 or more days delinquent (including all Mortgage Loans in foreclosure, bankruptcy and all REO properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance of the Mortgage Loans as of the close of business on the last day of such month.

Subordination and Allocation of Losses

The Senior Certificates will have a payment priority over the Subordinate Certificates. Each class of Subordinate Certificates will be subordinate to each other class of Subordinate Certificates with a lower numerical designation. Losses on the Mortgage Loans will first reduce the available excess interest and then reduce the Overcollateralization Amount. If there is no overcollateralization at that time, losses on the Mortgage Loans will be allocated to the Subordinate Certificates, in the reverse order of their priority of payment, until the certificate principal balance of each class of Subordinate Certificates has been reduced to zero.

Realized losses will not be allocated to the Senior Certificates, except the Class III-A-2 and Class IV-A-2 Certificates. Investors in those Certificates should note, however, that although realized losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of those Certificates all principal and interest amounts to which they are then entitled. Realized losses will be allocated in the following order, first, to the Class M-5 Certificates, until the certificate principal balance thereof has been reduced to zero, second, to the Class M-4 Certificates, until the certificate principal balance thereof has been reduced to zero, third, to the Class M-3 Certificates, until the certificate principal balance thereof has been reduced to zero, fourth, to the Class M-2 Certificates, until the certificate principal balance thereof has been reduced to zero, fifth, to the Class M-1 Certificates, until the certificate principal balance thereof has been reduced to zero and sixth, 1) with respect to realized losses on the Group III Mortgage Loans only, to the Class III-A-2 Certificates, until the certificate principal balance of such class has been reduced to zero and 2) with respect to realized losses on the Group IV Mortgage Loans only, to the Class IV-A-2 Certificates, until the certificate principal balance of such class has been reduced to zero

Cross-collateralization

In certain limited circumstances, principal and interest collected from any of the Group I, Group II, Group III and Group IV Mortgage Loans may be used to pay principal or interest, or both, to the Senior Certificates unrelated to that loan group.

DISTRIBUTIONS

The following terms are given the meanings shown below to help describe the cashflows on the Certificates:

Basis Risk Shortfall —With respect to the Group IV and Subordinate Certificates and any Distribution Date, the sum of (1) the excess, if any, of the related Current Interest calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin, (y) the applicable Maximum Interest Rate and (z) the applicable hard cap over the related Current Interest (as it may have been limited by the applicable Net Funds Cap) for the applicable Distribution Date; (2) any amount described in clause (1) remaining unpaid from prior Distribution Dates; and (3) interest on the amount in clause (2) for the related Accrual Period calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin, (y) the applicable Maximum Interest Rate and (z) the applicable hard cap.

Carryforward Interest—With respect to the Offered Certificates and any Distribution Date, the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such class for the immediately preceding Distribution Date; and (B) any unpaid Carryforward Interest for such class from previous Distribution Dates exceeds (y) the amount paid in respect of interest on such class on the immediately preceding Distribution Date; and (2) interest on such amount for the related Accrual Period at the applicable pass-through rate.

Current Interest—With respect to the Offered Certificates and any Distribution Date, the amount of interest accruing at the applicable pass-through rate on the related certificate principal balance during the related Accrual Period; provided, that as to each class of Certificates the Current Interest will be reduced by a pro rata portion of any net interest shortfalls to the extent not covered by excess interest.

Maximum Interest Rate—With respect to any Distribution Date and the Group IV Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the related Mortgage Loans as stated in the related mortgage notes minus the weighted average expense fee rate of the related Mortgage Loans. For any Distribution Date and the Subordinate Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the Mortgage Loans as stated in the related mortgage notes minus the weighted average expense fee rate of the Mortgage Loans.

Net Funds Cap—With respect to the Group IV Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related Optimal Interest Remittance Amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Group IV Mortgage Loans for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.

With respect to the Subordinate Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the weighted average of the product of (1) the related Optimal Interest Remittance Amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Group I, Group II, Group III and Group IV Mortgage Loans for the immediately preceding Distribution Date, weighted, in each case, on the basis of the aggregate loan balance of the related Mortgage Loans, multiplied by (b) a fraction, expressed as a percentage, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.

Interest Remittance Amount

For any Distribution Date and the related loan group, generally the sum of (i) scheduled interest payments (other than payaheads) and advances on the Mortgage Loans in the related loan group for the related due period, the interest portion of payaheads previously received and intended for application in the related due period and the interest portion of all payoffs (net of payoff interest for such Distribution Date) and curtailments received on the Mortgage Loans during the related prepayment period, less (x) the applicable expense fees with respect to such Mortgage Loans and (y) unreimbursed advances and other amounts due to the Servicer and the Trustee with respect to such Mortgage Loans, to the extent allocable to interest, (ii) compensating interest, (iii) the portion of any substitution adjustment amount and purchase price paid with respect to such Mortgage Loans during the related due period, in each case allocable to interest and amounts paid in connection with an optional termination, up to the amount of the interest portion of the par value for the related loan group and (iv) net liquidation proceeds and subsequent recoveries (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to interest, and unpaid expense fees) collected with respect to the Mortgage Loans in the related loan group during the related due period, to the extent allocable to interest.

Optimal Interest Remittance Amount

For any Distribution Date, the Optimal Interest Remittance Amount will be equal to the excess of (i) the product of (1) (x) the weighted average net mortgage rates of the Mortgage Loans as of the first day of the related due period minus, (A) with respect to the Group I Mortgage Loans, the product of (x) [TBD]% and (y) the certificate principal balance of the Class I-A Certificates; (B) with respect to the Group II Mortgage Loans, the product of (x) [TBD]% and (y) the certificate principal balance of the Class II-A Certificates and (C) with respect to the Group III Mortgage Loans, the sum of (i) the product of (x) [TBD]% and (y) the certificate principal balance of the Class III-A-1 Certificates divided by the aggregate certificate principal balance of the Group III Certificates and (ii) the product of (x) [TBD]% and (y) the certificate principal balance of the Class III-A-2 Certificates divided by the aggregate certificate principal balance of the Group III Certificates, divided by (y) 12 and (2) the aggregate loan balance of the Mortgage Loans for the immediately preceding Distribution Date, over (ii) any expenses that reduce the interest remittance amount that did not arise as a result of a default or delinquency of the Mortgage Loans or were not taken into account in computing the expense fee rate.

Distributions of Interest

The pass-through rates for the Offered Certificates are described on page 3 of this document.

With respect to the Group IV and Subordinate Certificates, one-month LIBOR shall be determined by the Trustee on the second LIBOR business day preceding the commencement of each Accrual Period except with respect to the first Accrual Period for which the Underwriter will determine one-month LIBOR on or about June 30, 2005.

The amount of interest payable on each Distribution Date in respect of each class of the Senior and Subordinate Certificates will equal the sum of (1) Current Interest for such class on such Distribution Date and (2) any Carryforward Interest for such class and such Distribution Date.

With respect to each Distribution Date, to the extent that a Basis Risk Shortfall (described above) exists for any class of Group IV or Subordinate Certificates, such class will be entitled to the amount of such Basis Risk Shortfall as described under "Distribution of Monthly Excess Cashflow" below and from available amounts on deposit in the Basis Risk Shortfall Reserve Fund.

On each Distribution Date, the Interest Remittance Amount for such Distribution Date will be paid in the following order of priority:

(1) from the Interest Remittance Amount for the Group I, Group II, Group III and Group IV Mortgage Loans, to the Senior Certificates, pro rata based on amounts due, Current Interest and Carryforward Interest for such Distribution Date, provided that:

(a) the Interest Remittance Amount for the Group I Mortgage Loans will be distributed in the following order of priority: (x) first, to the Class I-A Certificates, Current Interest and any Carryforward Interest for such Distribution Date; and then (y) concurrently, to the Group II, Group III and Group IV Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group II, Group III and Group IV Mortgage Loans on such Distribution Date;

(b) the Interest Remittance Amount for the Group II Mortgage Loans will be distributed in the following order of priority: (x) first, to the Class II-A Certificates, Current Interest and any Carryforward Interest for such Distribution Date; and then (y) concurrently, to the Group I, Group III and Group IV Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group I, Group III and Group IV Mortgage Loans on such Distribution Date;

(c) the Interest Remittance Amount for the Group III Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently to the Class III-A-1 and Class III-A-2 Certificates, Current Interest and any Carryforward Interest for each such class for such Distribution Date on a pro rata basis, based on the entitlement of each such class; and then (y) concurrently, to the Group I, Group II and Group IV Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group I, Group II and Group IV Mortgage Loans on such Distribution Date; and

(d) the Interest Remittance Amount for the Group IV Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently to the Class IV-A-1 and Class IV-A-2 Certificates, Current Interest and any Carryforward Interest for each such class for such Distribution Date on a pro rata basis, based on the entitlement of each such class; and then (y) concurrently, to the Group I, Group II and Group III Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group I, Group II and Group III Mortgage Loans on such Distribution Date;

(2) first, from the Interest Remittance Amount for Group IV, then from the Interest Remittance Amount for Group III, then from the Interest Remittance Amount for Group II, and then from the Interest Remittance Amount for Group I remaining after payments pursuant to clause (1) above to the Class M-1 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(3) first, from the Interest Remittance Amount for Group IV, then from the Interest Remittance Amount for Group III, then from the Interest Remittance Amount for Group II, and then from the Interest Remittance Amount for Group I remaining after payments pursuant to clauses (1) and (2) above to the Class M-2 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(4) first, from the Interest Remittance Amount for Group IV, then from the Interest Remittance Amount for Group III, then from the Interest Remittance Amount for Group II, and then from the Interest Remittance Amount for Group I remaining after payments pursuant to clauses (1) through (3) above to the Class M-3 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(5) first, from the Interest Remittance Amount for Group IV, then from the Interest Remittance Amount for Group III, then from the Interest Remittance Amount for Group II, and then from the Interest Remittance Amount for Group I remaining after payments pursuant to clauses (1) through (4) above to the Class M-4 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(6) first, from the Interest Remittance Amount for Group IV, then from the Interest Remittance Amount for Group III, then from the Interest Remittance Amount for Group II, and then from the Interest Remittance Amount for Group I remaining after payments pursuant to clauses (1) through (5) above to the Class M-5 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date; and

(7) for application as part of monthly excess cashflow for such Distribution Date, as described below, any Interest Remittance Amount remaining after application pursuant to clauses (1) through (6) above (such amount, **"Monthly Excess Interest"**) for such Distribution Date.

Principal Remittance Amount

For any Distribution Date, the sum of (i) the scheduled principal payments on the Mortgage Loans due during the related due period, whether or not received on or prior to the related determination date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment as required by the pooling and servicing agreement) during the related prepayment period; (iii) the principal portion of all other unscheduled collections (other than payaheads), including insurance proceeds, condemnation proceeds, liquidation proceeds, subsequent recoveries and all full and partial principal prepayments, received during the related prepayment period, to the extent applied as recoveries of principal on the Mortgage Loans; and (iv) the principal portion of payaheads previously received on the Mortgage Loans and intended for application in the related due period.

Overcollateralization Release Amount

For any Distribution Date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (1) the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance Amount for such date is applied on such Distribution Date in reduction of the aggregate of the certificate principal balance of the Certificates, exceeds (2) the Targeted Overcollateralization Amount for such Distribution Date.

Group I Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group I Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group II Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group II Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group III Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group III Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group IV Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group IV Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Principal Payment Amount

For any Distribution Date will be equal to the Principal Remittance Amount for such Distribution Date minus the Overcollateralization Release Amount, if any, for such Distribution Date.

Senior Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the aggregate certificate principal balance of the Senior Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [81.30]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-1 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [91.40]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-2 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates and the Class M-1 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [94.40]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-3 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1 and Class M-2 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [96.90]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-4 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2 and Class M-3 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [97.80]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-5 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [98.90]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Distributions of Principal

The Principal Payment Amount will be paid on each Distribution Date as follows:

(1) On each Distribution Date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, the Principal Payment Amount will be paid in the following order of priority:

A) i. from the Principal Payment Amount derived from the Group I Mortgage Loans, to the Class I-A Certificates, until its certificate principal balance has been reduced to zero;

ii. from the Principal Payment Amount derived from the Group II Mortgage Loans, to the Class II-A Certificates, until its certificate principal balance has been reduced to zero;

iii. from the Principal Payment Amount derived from the Group III Mortgage Loans, concurrently, to the Class III-A-1 and Class III-A-2 Certificates, on a pro rata basis, based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero; and

iv. from the Principal Payment Amount derived from the Group IV Mortgage Loans, concurrently, to the Class IV-A-1 and Class IV-A-2 Certificates, on a pro rata basis, based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero;

B) i. from the Principal Payment Amount derived from the Group I Mortgage Loans remaining after the certificate principal balance of the Class I-A Certificates has been reduced to zero, concurrently to the Group II, Group III and Group IV Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

ii. from the Principal Payment Amount derived from the Group II Mortgage Loans remaining after the certificate principal balance of the Class II-A Certificates has been reduced to zero, concurrently to the Group I, Group III and Group IV Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

iii. from the Principal Payment Amount derived from the Group III Mortgage Loans remaining after the certificate principal balance of the Class III-A-1 and Class III-A-2 Certificates have been reduced to zero, concurrently to the Group I, Group II and Group IV Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero; and

iv. from the Principal Payment Amount derived from the Group IV Mortgage Loans remaining after the certificate principal balance of the Class IV-A-1 and Class IV-A-2 Certificates have been reduced to zero, concurrently to the Group I, Group II and Group III Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

C) to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

D) to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

E) to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

F) to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero;

G) to the Class M-5 Certificates, until its certificate principal balance has been reduced to zero; and

H) for application as part of monthly excess cashflow for such Distribution Date, as described below, any such Principal Payment Amount remaining after application pursuant to clauses (A) through (G) above.

(2) On each Distribution Date (a) on or after the Stepdown Date and (b) with respect to which a Trigger Event is not in effect, the Principal Payment Amount will be paid in the following order of priority:

A) i. from the Group I Allocation Amount, to the Class I-A Certificates, until its certificate principal balance has been reduced to zero;

ii. from the Group II Allocation Amount, to the Class II-A Certificates, until its certificate principal balance has been reduced to zero;

iii. from the Group III Allocation Amount, concurrently, to the Class III-A-1 and Class III-A-2 Certificates, on a pro rata basis, based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero; and

iv. from the Group IV Allocation Amount, concurrently, to the Class IV-A-1 and Class IV-A-2 Certificates, on a pro rata basis, based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero; and

B) i. from the Group I Allocation Amount remaining after the certificate principal balance of the Class I-A Certificates has been reduced to zero, concurrently, to the Group II, Group III and Group IV Certificates, on a pro rata basis, based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

ii. from the Group II Allocation Amount remaining after the certificate principal balance of the Class II-A Certificates has been reduced to zero, concurrently, to the Group I, Group III and Group IV Certificates, on a pro rata basis, based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

iii. from the Group III Allocation Amount remaining after the certificate principal balances of the Class III-A-1 and Class III-A-2 Certificates have been reduced to zero, concurrently, to the Group I, Group II and Group IV Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero; and

iv. from the Group IV Allocation Amount remaining after the certificate principal balances of the Class IV-A-1 and Class IV-A-2 Certificates have been reduced to zero, concurrently, to the Group I, Group II and Group III Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

C) to the Class M-1 Certificates, the Class M-1 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

D) to the Class M-2 Certificates, the Class M-2 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

E) to the Class M-3 Certificates, the Class M-3 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

F) to the Class M-4 Certificates, the Class M-4 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

G) to the Class M-5 Certificates, the Class M-5 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero; and

H) for application as part of monthly excess cashflow for such Distribution Date, as described below, any such Principal Payment Amount remaining after application pursuant to clauses (A) through (G) above.

Group I Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the Principal Remittance Amount derived from the Group I Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group II Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the Principal Remittance Amount derived from the Group II Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group III Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the Principal Remittance Amount derived from the Group III Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group IV Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the Principal Remittance Amount derived from the Group IV Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Distribution of Monthly Excess Cashflow

On each Distribution Date, monthly excess cashflow will be distributed in the following order of priority:

(1) A) until the aggregate certificate principal balance of the Certificates equals the aggregate loan balance of the Mortgage Loans for such Distribution Date minus the Targeted Overcollateralization amount for such Distribution Date, on each Distribution Date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, to the extent of Monthly Excess Interest for such Distribution Date, to the Certificates, in the following order of priority:

i. (a) the Group I Excess Interest Amount in the following order of priority: (x) first, to the Class I-A Certificates, until its certificate principal balance has been reduced to zero; and then (y) concurrently, to (1) the Group II Certificates, (2) the Group III Certificates and (3) the Group IV Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero;

(b) the Group II Excess Interest Amount in the following order of priority: (x) first, to the Class II-A Certificates, until its certificate principal balance has been reduced to zero; and then (y) concurrently, to (1) the Group I Certificates, (2) the Group III Certificates and (3) the Group IV Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero;

(b) the Group III Excess Interest Amount in the following order of priority: (x) first, concurrently, to the Class III-A-1 and Class III-A-2 Certificates on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero; and then (y) concurrently, to (1) the Group I Certificates, (2) the Group II Certificates and (3) the Group IV Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero; and

(c) the Group IV Excess Interest Amount in the following order of priority: (x) first, concurrently, to the Class IV-A-1 and Class IV-A-2 Certificates on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero; and then (y) concurrently, to (1) the Group I Certificates, (2) the Group II Certificates and (3) the Group III Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero;

ii. to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

iii. to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

iv. to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

v. to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero; and

vi. to the Class M-5 Certificates, until its certificate principal balance has been reduced to zero;

B) on each Distribution Date on or after the Stepdown Date and with respect to which a Trigger Event is not in effect, to fund any principal distributions required to be made on such Distribution Date as set forth above, after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth above in Section (2) under "Distributions of Principal";

(2) concurrently, to the Class III-A-2 and Class IV-A-2 Certificates, any deferred amount for such class, on a pro rata basis, based on the amount due with respect to each such class;

(3) to the Class M-1 Certificates, any deferred amount for such class;

(4) to the Class M-2 Certificates, any deferred amount for such class;

(5) to the Class M-3 Certificates, any deferred amount for such class;

(6) to the Class M-4 Certificates, any deferred amount for such class;

(7) to the Class M-5 Certificates, any deferred amount for such class;

(8) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class IV-A-1 and Class IV-A-2 Certificates, concurrently, any Basis Risk Shortfall for each such class, based on the entitlement of each such class;

(9) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-1 Certificates, any Basis Risk Shortfall for such class;

(10) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-2 Certificates, any Basis Risk Shortfall for such class;

(11) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-3 Certificates, any Basis Risk Shortfall for such class;

(12) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-4 Certificates, any Basis Risk Shortfall for such class;

(13) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-5 Certificates, any Basis Risk Shortfall for such class;

(14) to the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and

(15) to the Class R Certificates, any remaining amount, as appropriate. It is not anticipated that any amounts will be distributed to the Class R Certificates under this clause (15).

PRICE/YIELD TABLES*

Class I-A Certificates - Run to 10% call

Initial Coupon: 5.805%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
102-12	5.133	5.024	4.949	4.870	4.746	4.659	4.521	4.268	3.975	3.268
102-13	5.125	5.015	4.939	4.859	4.734	4.646	4.506	4.250	3.955	3.239
102-14	5.117	5.006	4.929	4.848	4.722	4.633	4.492	4.233	3.934	3.211
102-15	5.110	4.997	4.919	4.838	4.710	4.620	4.477	4.215	3.913	3.182
102-16	5.102	4.988	4.910	4.827	4.698	4.607	4.463	4.198	3.893	3.154
102-17	5.094	4.979	4.900	4.816	4.686	4.594	4.448	4.181	3.872	3.125
102-18	5.087	4.970	4.890	4.806	4.674	4.581	4.433	4.163	3.851	3.097
102-19	5.079	4.961	4.880	4.795	4.662	4.568	4.419	4.146	3.831	3.068
102-20	5.071	4.953	4.871	4.784	4.650	4.555	4.404	4.128	3.810	3.040
102-21	5.064	4.944	4.861	4.774	4.638	4.542	4.390	4.111	3.790	3.011
102-22	5.056	4.935	4.851	4.763	4.626	4.529	4.375	4.094	3.769	2.983
102-23	5.048	4.926	4.841	4.752	4.614	4.516	4.361	4.076	3.748	2.955
102-24	5.041	4.917	4.832	4.742	4.602	4.503	4.346	4.059	3.728	2.926
102-25	5.033	4.908	4.822	4.731	4.590	4.490	4.332	4.042	3.707	2.898
102-26	5.025	4.899	4.812	4.720	4.578	4.477	4.317	4.024	3.687	2.869
102-27	5.018	4.890	4.802	4.710	4.566	4.464	4.303	4.007	3.666	2.841
102-28	5.010	4.882	4.793	4.699	4.554	4.451	4.288	3.990	3.646	2.813
102-29	5.002	4.873	4.783	4.689	4.542	4.438	4.274	3.973	3.625	2.784
102-30	4.995	4.864	4.773	4.678	4.530	4.425	4.259	3.955	3.605	2.756
102-31	4.987	4.855	4.764	4.668	4.518	4.412	4.245	3.938	3.584	2.728
103-00	4.980	4.846	4.754	4.657	4.506	4.399	4.230	3.921	3.564	2.700
103-01	4.972	4.837	4.744	4.646	4.494	4.386	4.216	3.904	3.543	2.671
103-02	4.964	4.828	4.735	4.636	4.482	4.373	4.202	3.886	3.523	2.643
103-03	4.957	4.820	4.725	4.625	4.470	4.360	4.187	3.869	3.502	2.615
103-04	4.949	4.811	4.715	4.615	4.458	4.348	4.173	3.852	3.482	2.587
WAL	**4.93**	**4.11**	**3.69**	**3.32**	**2.88**	**2.64**	**2.32**	**1.91**	**1.58**	**1.12**
Principal Window	**Jul05 - Sep18**	**Jul05 - Aug16**	**Jul05 - Jul15**	**Jul05 - Jul14**	**Jul05 - May13**	**Jul05 - Sep12**	**Jul05 - Nov11**	**Jul05 - Oct10**	**Jul05 - Dec09**	**Jul05 - Oct08**

Class I-A Certificates - Run to maturity

Initial Coupon: 5.805%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
102-12	5.157	5.058	4.989	4.917	4.805	4.726	4.601	4.371	4.108	3.414
102-13	5.150	5.049	4.979	4.907	4.794	4.714	4.587	4.355	4.089	3.388
102-14	5.142	5.041	4.970	4.897	4.782	4.702	4.574	4.339	4.070	3.361
102-15	5.135	5.032	4.961	4.887	4.771	4.689	4.560	4.323	4.051	3.334
102-16	5.127	5.023	4.951	4.877	4.760	4.677	4.546	4.307	4.032	3.307
102-17	5.120	5.015	4.942	4.867	4.748	4.665	4.533	4.291	4.013	3.280
102-18	5.113	5.006	4.933	4.857	4.737	4.653	4.519	4.274	3.994	3.254
102-19	5.105	4.998	4.924	4.847	4.726	4.640	4.506	4.258	3.975	3.227
102-20	5.098	4.989	4.914	4.837	4.714	4.628	4.492	4.242	3.956	3.200
102-21	5.090	4.981	4.905	4.827	4.703	4.616	4.478	4.226	3.937	3.173
102-22	5.083	4.972	4.896	4.817	4.692	4.604	4.465	4.210	3.918	3.147
102-23	5.076	4.964	4.887	4.806	4.680	4.592	4.451	4.194	3.899	3.120
102-24	5.068	4.955	4.877	4.796	4.669	4.580	4.438	4.178	3.880	3.093
102-25	5.061	4.947	4.868	4.786	4.658	4.567	4.424	4.162	3.861	3.067
102-26	5.054	4.939	4.859	4.776	4.646	4.555	4.411	4.145	3.842	3.040
102-27	5.046	4.930	4.850	4.766	4.635	4.543	4.397	4.129	3.823	3.014
102-28	5.039	4.922	4.840	4.756	4.624	4.531	4.384	4.113	3.804	2.987
102-29	5.032	4.913	4.831	4.746	4.613	4.519	4.370	4.097	3.785	2.961
102-30	5.024	4.905	4.822	4.736	4.601	4.507	4.357	4.081	3.766	2.934
102-31	5.017	4.896	4.813	4.726	4.590	4.495	4.343	4.065	3.747	2.908
103-00	5.010	4.888	4.803	4.716	4.579	4.482	4.330	4.049	3.728	2.881
103-01	5.002	4.879	4.794	4.706	4.568	4.470	4.316	4.033	3.709	2.855
103-02	4.995	4.871	4.785	4.696	4.556	4.458	4.303	4.017	3.690	2.828
103-03	4.988	4.863	4.776	4.686	4.545	4.446	4.289	4.001	3.672	2.802
103-04	4.980	4.854	4.767	4.676	4.534	4.434	4.276	3.985	3.653	2.775
WAL	**5.29**	**4.43**	**3.99**	**3.61**	**3.14**	**2.87**	**2.54**	**2.09**	**1.73**	**1.20**
Principal Window	**Jul05 - Jul30**	**Jul05 - Dec27**	**Jul05 - Mar26**	**Jul05 - Aug24**	**Jul05 - Jul22**	**Jul05 - Apr21**	**Jul05 - Aug19**	**Jul05 - May17**	**Jul05 - Aug15**	**Jul05 - Dec12**

* 1 MONTH LIBOR	3.092
6 MONTH LIBOR	3.510
1 YEAR LIBOR	3.772

Recipients must read the information contained in the attached Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the Information Statement, call your NSI account representative for another copy. The collateral and other information set forth in these Computational Materials supersedes any previously distributed information relating to the Securities discussed in this communication. NSI is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

PRICE/YIELD TABLES (CONTINUED)*

Class II-A Certificates - Run to the earlier of balloon at weighted average reset (month 33) or 10% call

Initial Coupon: 5.413%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
101-12	4.606	4.563	4.532	4.500	4.449	4.413	4.354	4.246	4.121	3.803
101-13	4.590	4.546	4.515	4.483	4.431	4.394	4.335	4.224	4.097	3.773
101-14	4.575	4.530	4.499	4.465	4.413	4.375	4.315	4.202	4.073	3.744
101-15	4.559	4.514	4.482	4.448	4.394	4.356	4.295	4.181	4.049	3.714
101-16	4.544	4.498	4.465	4.431	4.376	4.337	4.275	4.159	4.025	3.685
101-17	4.528	4.482	4.448	4.414	4.358	4.318	4.255	4.137	4.001	3.655
101-18	4.513	4.465	4.432	4.396	4.340	4.300	4.235	4.116	3.977	3.626
101-19	4.498	4.449	4.415	4.379	4.322	4.281	4.215	4.094	3.953	3.596
101-20	4.482	4.433	4.398	4.362	4.303	4.262	4.196	4.072	3.929	3.567
101-21	4.467	4.417	4.382	4.345	4.285	4.243	4.176	4.050	3.906	3.537
101-22	4.451	4.401	4.365	4.327	4.267	4.224	4.156	4.029	3.882	3.508
101-23	4.436	4.385	4.348	4.310	4.249	4.206	4.136	4.007	3.858	3.479
101-24	4.421	4.368	4.332	4.293	4.231	4.187	4.117	3.985	3.834	3.449
101-25	4.405	4.352	4.315	4.276	4.213	4.168	4.097	3.964	3.810	3.420
101-26	4.390	4.336	4.298	4.258	4.195	4.149	4.077	3.942	3.786	3.391
101-27	4.374	4.320	4.282	4.241	4.177	4.131	4.057	3.921	3.763	3.361
101-28	4.359	4.304	4.265	4.224	4.159	4.112	4.038	3.899	3.739	3.332
101-29	4.344	4.288	4.248	4.207	4.140	4.093	4.018	3.877	3.715	3.303
101-30	4.328	4.272	4.232	4.190	4.122	4.075	3.998	3.856	3.691	3.273
101-31	4.313	4.256	4.215	4.172	4.104	4.056	3.978	3.834	3.668	3.244
102-00	4.298	4.240	4.198	4.155	4.086	4.037	3.959	3.813	3.644	3.215
102-01	4.282	4.223	4.182	4.138	4.068	4.019	3.939	3.791	3.620	3.186
102-02	4.267	4.207	4.165	4.121	4.050	4.000	3.919	3.770	3.597	3.157
102-03	4.252	4.191	4.149	4.104	4.032	3.981	3.900	3.748	3.573	3.128
102-04	4.236	4.175	4.132	4.087	4.014	3.963	3.880	3.727	3.549	3.098
WAL	2.16	2.05	1.99	1.92	1.82	1.75	1.66	1.51	1.36	1.09
Principal Window	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08

Class II-A Certificates - Run to balloon at the weighted average reset (month 33)

Initial Coupon: 5.413%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
101-12	4.606	4.563	4.532	4.500	4.449	4.413	4.354	4.246	4.121	3.803
101-13	4.590	4.546	4.515	4.483	4.431	4.394	4.335	4.224	4.097	3.773
101-14	4.575	4.530	4.499	4.465	4.413	4.375	4.315	4.202	4.073	3.744
101-15	4.559	4.514	4.482	4.448	4.394	4.356	4.295	4.181	4.049	3.714
101-16	4.544	4.498	4.465	4.431	4.376	4.337	4.275	4.159	4.025	3.685
101-17	4.528	4.482	4.448	4.414	4.358	4.318	4.255	4.137	4.001	3.655
101-18	4.513	4.465	4.432	4.396	4.340	4.300	4.235	4.116	3.977	3.626
101-19	4.498	4.449	4.415	4.379	4.322	4.281	4.215	4.094	3.953	3.596
101-20	4.482	4.433	4.398	4.362	4.303	4.262	4.196	4.072	3.929	3.567
101-21	4.467	4.417	4.382	4.345	4.285	4.243	4.176	4.050	3.906	3.537
101-22	4.451	4.401	4.365	4.327	4.267	4.224	4.156	4.029	3.882	3.508
101-23	4.436	4.385	4.348	4.310	4.249	4.206	4.136	4.007	3.858	3.479
101-24	4.421	4.368	4.332	4.293	4.231	4.187	4.117	3.985	3.834	3.449
101-25	4.405	4.352	4.315	4.276	4.213	4.168	4.097	3.964	3.810	3.420
101-26	4.390	4.336	4.298	4.258	4.195	4.149	4.077	3.942	3.786	3.391
101-27	4.374	4.320	4.282	4.241	4.177	4.131	4.057	3.921	3.763	3.361
101-28	4.359	4.304	4.265	4.224	4.159	4.112	4.038	3.899	3.739	3.332
101-29	4.344	4.288	4.248	4.207	4.140	4.093	4.018	3.877	3.715	3.303
101-30	4.328	4.272	4.232	4.190	4.122	4.075	3.998	3.856	3.691	3.273
101-31	4.313	4.256	4.215	4.172	4.104	4.056	3.978	3.834	3.668	3.244
102-00	4.298	4.240	4.198	4.155	4.086	4.037	3.959	3.813	3.644	3.215
102-01	4.282	4.223	4.182	4.138	4.068	4.019	3.939	3.791	3.620	3.186
102-02	4.267	4.207	4.165	4.121	4.050	4.000	3.919	3.770	3.597	3.157
102-03	4.252	4.191	4.149	4.104	4.032	3.981	3.900	3.748	3.573	3.128
102-04	4.236	4.175	4.132	4.087	4.014	3.963	3.880	3.727	3.549	3.098
WAL	2.16	2.05	1.99	1.92	1.82	1.75	1.66	1.51	1.36	1.09
Principal Window	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08

* 1 MONTH LIBOR	3.090
6 MONTH LIBOR	3.510
1 YEAR LIBOR	3.772

PRICE/YIELD TABLES (CONTINUED)*

Class III-A-1 Certificates - Run to the earlier of balloon at weighted average reset (month 57) or 10% call

Initial Coupon: 5.686%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
101-12	5.125	5.076	5.042	5.007	4.950	4.909	4.842	4.716	4.552	4.091
101-13	5.114	5.064	5.030	4.994	4.936	4.894	4.826	4.698	4.531	4.062
101-14	5.103	5.053	5.017	4.981	4.922	4.879	4.810	4.680	4.510	4.033
101-15	5.092	5.041	5.005	4.968	4.908	4.864	4.794	4.661	4.489	4.004
101-16	5.081	5.029	4.993	4.955	4.894	4.850	4.778	4.643	4.468	3.975
101-17	5.070	5.017	4.980	4.942	4.879	4.835	4.762	4.625	4.447	3.946
101-18	5.059	5.005	4.968	4.929	4.865	4.820	4.746	4.607	4.426	3.917
101-19	5.048	4.993	4.955	4.915	4.851	4.805	4.731	4.589	4.405	3.888
101-20	5.037	4.981	4.943	4.902	4.837	4.791	4.715	4.571	4.384	3.859
101-21	5.026	4.969	4.930	4.889	4.823	4.776	4.699	4.553	4.363	3.830
101-22	5.015	4.958	4.918	4.876	4.809	4.761	4.683	4.535	4.342	3.801
101-23	5.004	4.946	4.905	4.863	4.795	4.746	4.667	4.517	4.321	3.772
101-24	4.993	4.934	4.893	4.850	4.781	4.732	4.651	4.499	4.300	3.744
101-25	4.982	4.922	4.881	4.837	4.767	4.717	4.635	4.481	4.280	3.715
101-26	4.971	4.910	4.868	4.824	4.753	4.702	4.619	4.463	4.259	3.686
101-27	4.960	4.898	4.856	4.811	4.739	4.687	4.604	4.445	4.238	3.657
101-28	4.949	4.887	4.843	4.798	4.725	4.673	4.588	4.427	4.217	3.628
101-29	4.938	4.875	4.831	4.785	4.711	4.658	4.572	4.409	4.196	3.600
101-30	4.927	4.863	4.819	4.772	4.697	4.643	4.556	4.391	4.176	3.571
101-31	4.916	4.851	4.806	4.759	4.683	4.629	4.540	4.373	4.155	3.542
102-00	4.905	4.839	4.794	4.746	4.669	4.614	4.525	4.355	4.134	3.513
102-01	4.894	4.828	4.781	4.733	4.655	4.599	4.509	4.337	4.113	3.485
102-02	4.883	4.816	4.769	4.720	4.641	4.585	4.493	4.319	4.093	3.456
102-03	4.872	4.804	4.757	4.707	4.628	4.570	4.477	4.301	4.072	3.427
102-04	4.861	4.792	4.744	4.694	4.614	4.556	4.461	4.283	4.051	3.399
WAL	3.16	2.92	2.77	2.63	2.44	2.31	2.13	1.86	1.59	1.12
Principal Window	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Dec09	Jul05 - Oct08

Class III-A-1 Certificates - Run to balloon at the weighted average reset (month 57)

Initial Coupon: 5.686%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
101-12	5.125	5.076	5.042	5.007	4.950	4.909	4.842	4.716	4.566	4.151
101-13	5.114	5.064	5.030	4.994	4.936	4.894	4.826	4.698	4.545	4.123
101-14	5.103	5.053	5.017	4.981	4.922	4.879	4.810	4.680	4.524	4.095
101-15	5.092	5.041	5.005	4.968	4.908	4.864	4.794	4.661	4.503	4.067
101-16	5.081	5.029	4.993	4.955	4.894	4.850	4.778	4.643	4.483	4.039
101-17	5.070	5.017	4.980	4.942	4.879	4.835	4.762	4.625	4.462	4.011
101-18	5.059	5.005	4.968	4.929	4.865	4.820	4.746	4.607	4.441	3.983
101-19	5.048	4.993	4.955	4.915	4.851	4.805	4.731	4.589	4.420	3.955
101-20	5.037	4.981	4.943	4.902	4.837	4.791	4.715	4.571	4.400	3.927
101-21	5.026	4.969	4.930	4.889	4.823	4.776	4.699	4.553	4.379	3.899
101-22	5.015	4.958	4.918	4.876	4.809	4.761	4.683	4.535	4.358	3.872
101-23	5.004	4.946	4.905	4.863	4.795	4.746	4.667	4.517	4.338	3.844
101-24	4.993	4.934	4.893	4.850	4.781	4.732	4.651	4.499	4.317	3.816
101-25	4.982	4.922	4.881	4.837	4.767	4.717	4.635	4.481	4.297	3.788
101-26	4.971	4.910	4.868	4.824	4.753	4.702	4.619	4.463	4.276	3.760
101-27	4.960	4.898	4.856	4.811	4.739	4.687	4.604	4.445	4.255	3.733
101-28	4.949	4.887	4.843	4.798	4.725	4.673	4.588	4.427	4.235	3.705
101-29	4.938	4.875	4.831	4.785	4.711	4.658	4.572	4.409	4.214	3.677
101-30	4.927	4.863	4.819	4.772	4.697	4.643	4.556	4.391	4.194	3.650
101-31	4.916	4.851	4.806	4.759	4.683	4.629	4.540	4.373	4.173	3.622
102-00	4.905	4.839	4.794	4.746	4.669	4.614	4.525	4.355	4.153	3.594
102-01	4.894	4.828	4.781	4.733	4.655	4.599	4.509	4.337	4.132	3.567
102-02	4.883	4.816	4.769	4.720	4.641	4.585	4.493	4.319	4.112	3.539
102-03	4.872	4.804	4.757	4.707	4.628	4.570	4.477	4.301	4.091	3.512
102-04	4.861	4.792	4.744	4.694	4.614	4.556	4.461	4.283	4.071	3.484
WAL	3.16	2.92	2.77	2.63	2.44	2.31	2.13	1.86	1.61	1.17
Principal Window	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10

* 1 MONTH LIBOR	3.090
6 MONTH LIBOR	3.510
1 YEAR LIBOR	3.772

PRICE/YIELD TABLES (CONTINUED)*

Class III-A-2 Certificates - Run to the earlier of balloon at weighted average reset (month 57) or 10% call

Initial Coupon: 5.686%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
101-02	5.236	5.196	5.168	5.138	5.091	5.057	5.002	4.898	4.763	4.383
101-03	5.225	5.184	5.155	5.125	5.077	5.042	4.986	4.880	4.742	4.354
101-04	5.214	5.172	5.143	5.112	5.063	5.028	4.970	4.862	4.720	4.324
101-05	5.203	5.160	5.130	5.099	5.049	5.013	4.954	4.843	4.699	4.295
101-06	5.191	5.148	5.118	5.086	5.035	4.998	4.938	4.825	4.678	4.266
101-07	5.180	5.136	5.105	5.073	5.020	4.983	4.922	4.807	4.657	4.237
101-08	5.169	5.124	5.092	5.060	5.006	4.968	4.906	4.789	4.636	4.208
101-09	5.158	5.112	5.080	5.046	4.992	4.953	4.890	4.770	4.615	4.178
101-10	5.147	5.100	5.067	5.033	4.978	4.938	4.874	4.752	4.594	4.149
101-11	5.136	5.088	5.055	5.020	4.964	4.924	4.858	4.734	4.573	4.120
101-12	5.125	5.076	5.042	5.007	4.950	4.909	4.842	4.716	4.552	4.091
101-13	5.114	5.064	5.030	4.994	4.936	4.894	4.826	4.698	4.531	4.062
101-14	5.103	5.053	5.017	4.981	4.922	4.879	4.810	4.680	4.510	4.033
101-15	5.092	5.041	5.005	4.968	4.908	4.864	4.794	4.661	4.489	4.004
101-16	5.081	5.029	4.993	4.955	4.894	4.850	4.778	4.643	4.468	3.975
101-17	5.070	5.017	4.980	4.942	4.879	4.835	4.762	4.625	4.447	3.946
101-18	5.059	5.005	4.968	4.929	4.865	4.820	4.746	4.607	4.426	3.917
101-19	5.048	4.993	4.955	4.915	4.851	4.805	4.731	4.589	4.405	3.888
101-20	5.037	4.981	4.943	4.902	4.837	4.791	4.715	4.571	4.384	3.859
101-21	5.026	4.969	4.930	4.889	4.823	4.776	4.699	4.553	4.363	3.830
101-22	5.015	4.958	4.918	4.876	4.809	4.761	4.683	4.535	4.342	3.801
101-23	5.004	4.946	4.905	4.863	4.795	4.746	4.667	4.517	4.321	3.772
101-24	4.993	4.934	4.893	4.850	4.781	4.732	4.651	4.499	4.300	3.744
101-25	4.982	4.922	4.881	4.837	4.767	4.717	4.635	4.481	4.280	3.715
101-26	4.971	4.910	4.868	4.824	4.753	4.702	4.619	4.463	4.259	3.686
WAL	**3.16**	**2.92**	**2.77**	**2.63**	**2.44**	**2.31**	**2.13**	**1.86**	**1.59**	**1.12**
Principal Window	**Jul05 - Mar10**	**Jul05 - Mar10**	**Jul05 - Mar10**	**Jul05 - Mar10**	**Jul05 - Mar10**	**Jul05 - Mar10**	**Jul05 - Mar10**	**Jul05 - Mar10**	**Jul05 - Dec09**	**Jul05 - Oct08**

Class III-A-2 Certificates - Run to balloon at the weighted average reset (month 57)

Initial Coupon: 5.686%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
101-02	5.236	5.196	5.168	5.138	5.091	5.057	5.002	4.898	4.774	4.432
101-03	5.225	5.184	5.155	5.125	5.077	5.042	4.986	4.880	4.753	4.404
101-04	5.214	5.172	5.143	5.112	5.063	5.028	4.970	4.862	4.732	4.375
101-05	5.203	5.160	5.130	5.099	5.049	5.013	4.954	4.843	4.711	4.347
101-06	5.191	5.148	5.118	5.086	5.035	4.998	4.938	4.825	4.691	4.319
101-07	5.180	5.136	5.105	5.073	5.020	4.983	4.922	4.807	4.670	4.291
101-08	5.169	5.124	5.092	5.060	5.006	4.968	4.906	4.789	4.649	4.263
101-09	5.158	5.112	5.080	5.046	4.992	4.953	4.890	4.770	4.628	4.235
101-10	5.147	5.100	5.067	5.033	4.978	4.938	4.874	4.752	4.607	4.207
101-11	5.136	5.088	5.055	5.020	4.964	4.924	4.858	4.734	4.586	4.179
101-12	5.125	5.076	5.042	5.007	4.950	4.909	4.842	4.716	4.566	4.151
101-13	5.114	5.064	5.030	4.994	4.936	4.894	4.826	4.698	4.545	4.123
101-14	5.103	5.053	5.017	4.981	4.922	4.879	4.810	4.680	4.524	4.095
101-15	5.092	5.041	5.005	4.968	4.908	4.864	4.794	4.661	4.503	4.067
101-16	5.081	5.029	4.993	4.955	4.894	4.850	4.778	4.643	4.483	4.039
101-17	5.070	5.017	4.980	4.942	4.879	4.835	4.762	4.625	4.462	4.011
101-18	5.059	5.005	4.968	4.929	4.865	4.820	4.746	4.607	4.441	3.983
101-19	5.048	4.993	4.955	4.915	4.851	4.805	4.731	4.589	4.420	3.955
101-20	5.037	4.981	4.943	4.902	4.837	4.791	4.715	4.571	4.400	3.927
101-21	5.026	4.969	4.930	4.889	4.823	4.776	4.699	4.553	4.379	3.899
101-22	5.015	4.958	4.918	4.876	4.809	4.761	4.683	4.535	4.358	3.872
101-23	5.004	4.946	4.905	4.863	4.795	4.746	4.667	4.517	4.338	3.844
101-24	4.993	4.934	4.893	4.850	4.781	4.732	4.651	4.499	4.317	3.816
101-25	4.982	4.922	4.881	4.837	4.767	4.717	4.635	4.481	4.297	3.788
101-26	4.971	4.910	4.868	4.824	4.753	4.702	4.619	4.463	4.276	3.760
WAL	**3.16**	**2.92**	**2.77**	**2.63**	**2.44**	**2.31**	**2.13**	**1.86**	**1.61**	**1.17**
Principal Window	**Jul05 - Mar10**	**Jul05 - Mar10**	**Jul05 - Mar10**	**Jul05 - Mar10**	**Jul05 - Mar10**	**Jul05 - Mar10**	**Jul05 - Mar10**	**Jul05 - Mar10**	**Jul05 - Mar10**	**Jul05 - Mar10**

* 1 MONTH LIBOR	3.090
6 MONTH LIBOR	3.510
1 YEAR LIBOR	3.772

DISCOUNT MARGIN TABLES (CONTINUED)*

Class IV-A-1 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0
WAL	4.96	4.13	3.70	3.34	2.89	2.65	2.33	1.91	1.58	1.12
Principal Window	Jul05 - Sep18	Jul05 - Aug16	Jul05 - Jul15	Jul05 - Jul14	Jul05 - May13	Jul05 - Sep12	Jul05 - Nov11	Jul05 - Oct10	Jul05 - Dec09	Jul05 - Oct08

Class IV-A-1 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	26.2	26.3	26.4	26.5	26.6	26.6	26.7	26.8	26.9	26.5
WAL	5.32	4.46	4.01	3.62	3.15	2.88	2.55	2.09	1.74	1.20
Principal Window	Jul05 - Nov30	Jul05 - Apr28	Jul05 - Jul26	Jul05 - Dec24	Jul05 - Sep22	Jul05 - Jun21	Jul05 - Oct19	Jul05 - Jun17	Jul05 - Sep15	Jul05 - Jan13

Class IV-A-2 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	29.0	29.0	29.0	29.0	29.0	29.0	29.0	29.0	29.0	29.0
WAL	4.96	4.13	3.70	3.34	2.89	2.65	2.33	1.91	1.58	1.12
Principal Window	Jul05 - Sep18	Jul05 - Aug16	Jul05 - Jul15	Jul05 - Jul14	Jul05 - May13	Jul05 - Sep12	Jul05 - Nov11	Jul05 - Oct10	Jul05 - Dec09	Jul05 - Oct08

Class IV-A-2 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	30.3	30.5	30.6	30.7	30.8	30.9	31.0	31.1	31.2	30.7
WAL	5.32	4.46	4.01	3.62	3.15	2.88	2.55	2.09	1.74	1.20
Principal Window	Jul05 - Nov30	Jul05 - Apr28	Jul05 - Jul26	Jul05 - Dec24	Jul05 - Sep22	Jul05 - Jun21	Jul05 - Oct19	Jul05 - Jun17	Jul05 - Sep15	Jul05 - Jan13

Class M-1 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	55.0	55.0	55.0	55.0	55.0	55.0	55.0	55.0	55.0	55.0
WAL	8.79	7.33	6.57	5.93	5.22	4.85	4.43	3.98	3.76	3.32
Principal Window	Sep09 - Sep18	Dec08 - Aug16	Jul08 - Jul15	Jul08 - Jul14	Jul08 - May13	Aug08 - Sep12	Aug08 - Nov11	Sep08 - Oct10	Oct08 - Dec09	Oct08 - Oct08

Class M-1 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	57.2	57.5	57.6	57.8	57.9	57.9	58.0	57.9	57.7	63.8
WAL	9.39	7.86	7.06	6.39	5.62	5.23	4.76	4.26	4.00	4.09
Principal Window	Sep09 - Dec24	Dec08 - Mar22	Jul08 - Sep20	Jul08 - May19	Jul08 - Aug17	Aug08 - Sep16	Aug08 - Jun15	Sep08 - Oct13	Oct08 - Jul12	Dec08 - Sep10

* 1 MONTH LIBOR	3.090
6 MONTH LIBOR	3.510
1 YEAR LIBOR	3.772

DISCOUNT MARGIN TABLES (CONTINUED)*

Class M-2 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	70.0	70.0	70.0	70.0	70.0	70.0	70.0	70.0	70.0	70.0
WAL	8.79	7.33	6.57	5.93	5.20	4.82	4.39	3.89	3.59	3.32
Principal Window	Sep09 - Sep18	Dec08 - Aug16	Jul08 - Jul15	Jul08 - Jul14	Jul08 - May13	Jul08 - Sep12	Jul08 - Nov11	Aug08 - Oct10	Aug08 - Dec09	Oct08 - Oct08

Class M-2 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	71.1	71.2	71.3	71.4	71.4	71.4	71.4	71.4	71.4	72.1
WAL	9.08	7.58	6.80	6.15	5.39	5.00	4.55	4.02	3.71	3.47
Principal Window	Sep09 - May21	Dec08 - Dec18	Jul08 - Sep17	Jul08 - Jul16	Jul08 - Mar15	Jul08 - May14	Jul08 - May13	Aug08 - Jan12	Aug08 - Jan11	Oct08 - Aug09

Class M-3 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	80.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0
WAL	8.59	7.15	6.40	5.78	5.07	4.70	4.26	3.77	3.47	3.24
Principal Window	Sep09 - Sep18	Dec08 - Aug16	Jul08 - Jul15	Jul08 - Jul14	Jul08 - May13	Jul08 - Sep12	Jul08 - Nov11	Jul08 - Oct10	Aug08 - Dec09	Aug08 - Oct08

Class M-3 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	80.1	80.1	80.1	80.1	80.1	80.1	80.1	80.1	80.1	80.1
WAL	8.60	7.17	6.41	5.80	5.08	4.71	4.27	3.78	3.47	3.24
Principal Window	Sep09 - Apr19	Dec08 - Feb17	Jul08 - Dec15	Jul08 - Dec14	Jul08 - Sep13	Jul08 - Jan13	Jul08 - Mar12	Jul08 - Jan11	Aug08 - Mar10	Aug08 - Dec08

Class M-4 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	130.0	130.0	130.0	130.0	130.0	130.0	130.0	130.0	130.0	130.0
WAL	7.83	6.48	5.79	5.23	4.59	4.26	3.87	3.42	3.15	3.13
Principal Window	Sep09 - Mar16	Dec08 - Jun14	Jul08 - Jun13	Jul08 - Sep12	Jul08 - Sep11	Jul08 - Mar11	Jul08 - Jul10	Jul08 - Sep09	Jul08 - Jan09	Jul08 - Aug08

Class M-4 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	130.0	130.0	130.0	130.0	130.0	130.0	130.0	130.0	130.0	130.0
WAL	7.83	6.48	5.79	5.23	4.59	4.26	3.87	3.42	3.15	3.13
Principal Window	Sep09 - Mar16	Dec08 - Jun14	Jul08 - Jun13	Jul08 - Sep12	Jul08 - Sep11	Jul08 - Mar11	Jul08 - Jul10	Jul08 - Sep09	Jul08 - Jan09	Jul08 - Aug08

* 1 MONTH LIBOR	3.090
6 MONTH LIBOR	3.510
1 YEAR LIBOR	3.772

DISCOUNT MARGIN TABLES (CONTINUED)*

Class M-5 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	140.0	140.0	140.0	140.0	140.0	140.0	140.0	140.0	140.0	140.0
WAL	6.39	5.28	4.71	4.26	3.75	3.52	3.29	3.10	3.07	3.07
Principal Window	Sep09 - Apr14	Dec08 - Oct12	Jul08 - Jan12	Jul08 - May11	Jul08 - Aug10	Jul08 - Feb10	Jul08 - Aug09	Jul08 - Nov08	Jul08 - Jul08	Jul08 - Jul08

Class M-5 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	140.0	140.0	140.0	140.0	140.0	140.0	140.0	140.0	140.0	140.0
WAL	6.39	5.28	4.71	4.26	3.75	3.52	3.29	3.10	3.07	3.07
Principal Window	Sep09 - Apr14	Dec08 - Oct12	Jul08 - Jan12	Jul08 - May11	Jul08 - Aug10	Jul08 - Feb10	Jul08 - Aug09	Jul08 - Nov08	Jul08 - Jul08	Jul08 - Jul08

* 1 MONTH LIBOR	3.090
6 MONTH LIBOR	3.510
1 YEAR LIBOR	3.772

NET FUNDS CAP*

Group IV Net Funds Cap (applicable to the Group IV Certificates)

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Actual/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Actual/360** (%)
1	25-Jul-05	25	6.44	7.73	37	25-Jul-08	30	11.15	11.15
2	25-Aug-05	31	6.64	6.43	38	25-Aug-08	31	11.15	10.79
3	25-Sep-05	31	6.70	6.49	39	25-Sep-08	31	11.16	10.80
4	25-Oct-05	30	6.91	6.91	40	25-Oct-08	30	11.20	11.20
5	25-Nov-05	31	7.18	6.95	41	25-Nov-08	31	11.25	10.88
6	25-Dec-05	30	7.21	7.21	42	25-Dec-08	30	11.26	11.26
7	25-Jan-06	31	7.21	6.98	43	25-Jan-09	31	11.26	10.90
8	25-Feb-06	31	7.28	7.04	44	25-Feb-09	31	11.26	10.90
9	25-Mar-06	28	7.30	7.82	45	25-Mar-09	28	11.27	12.07
10	25-Apr-06	31	7.32	7.08	46	25-Apr-09	31	11.28	10.92
11	25-May-06	30	7.59	7.59	47	25-May-09	30	11.29	11.29
12	25-Jun-06	31	7.59	7.35	48	25-Jun-09	31	11.29	10.93
13	25-Jul-06	30	7.59	7.59	49	25-Jul-09	30	11.29	11.29
14	25-Aug-06	31	7.63	7.38	50	25-Aug-09	31	11.29	10.93
15	25-Sep-06	31	7.64	7.39	51	25-Sep-09	31	11.29	10.93
16	25-Oct-06	30	7.66	7.66	52	25-Oct-09	30	11.30	11.30
17	25-Nov-06	31	7.70	7.45	53	25-Nov-09	31	11.31	10.94
18	25-Dec-06	30	7.74	7.74	54	25-Dec-09	30	11.32	11.32
19	25-Jan-07	31	7.80	7.55	55	25-Jan-10	31	11.32	10.96
20	25-Feb-07	31	7.95	7.69	56	25-Feb-10	31	11.34	10.97
21	25-Mar-07	28	8.11	8.69	57	25-Mar-10	28	11.36	12.17
22	25-Apr-07	31	8.64	8.36	58	25-Apr-10	31	11.63	11.26
23	25-May-07	30	9.38	9.38	59	25-May-10	30	12.35	12.35
24	25-Jun-07	31	9.47	9.17	60	25-Jun-10	31	12.38	11.98
25	25-Jul-07	30	9.50	9.50	61	25-Jul-10	30	12.38	12.38
26	25-Aug-07	31	9.53	9.22	62	25-Aug-10	31	12.38	11.98
27	25-Sep-07	31	9.57	9.26	63	25-Sep-10	31	12.38	11.98
28	25-Oct-07	30	9.72	9.72	64	25-Oct-10	30	12.38	12.38
29	25-Nov-07	31	9.91	9.59	65	25-Nov-10	31	12.38	11.98
30	25-Dec-07	30	9.94	9.94	66	25-Dec-10	30	12.38	12.38
31	25-Jan-08	31	9.96	9.64	67	25-Jan-11	31	12.38	11.98
32	25-Feb-08	31	10.02	9.70	68	25-Feb-11	31	12.38	11.98
33	25-Mar-08	29	10.09	10.44	69	25-Mar-11	28	12.38	13.26
34	25-Apr-08	31	10.50	10.16	70	25-Apr-11	31	12.38	11.98
35	25-May-08	30	11.12	11.12	71	25-May-11	30	12.38	12.38
36	25-Jun-08	31	11.15	10.79	72	25-Jun-11	31	12.38	11.98***

* Assumes each underlying collateral index remains constant at 20.00% and pricing speed of 25% CPR.

** Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.98%.

NET FUNDS CAP (CONTINUED)*

Subordinate Net Funds Cap (applicable to the Subordinate Certificates)

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Actual/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Actual/360** (%)
1	25-Jul-05	25	6.02	7.23	37	25-Jul-08	30	9.57	9.57
2	25-Aug-05	31	6.12	5.92	38	25-Aug-08	31	9.57	9.26
3	25-Sep-05	31	6.15	5.95	39	25-Sep-08	31	9.58	9.27
4	25-Oct-05	30	6.25	6.25	40	25-Oct-08	30	9.60	9.60
5	25-Nov-05	31	6.38	6.18	41	25-Nov-08	31	9.64	9.32
6	25-Dec-05	30	6.40	6.40	42	25-Dec-08	30	9.64	9.64
7	25-Jan-06	31	6.40	6.19	43	25-Jan-09	31	9.65	9.33
8	25-Feb-06	31	6.43	6.22	44	25-Feb-09	31	9.65	9.34
9	25-Mar-06	28	6.44	6.90	45	25-Mar-09	28	9.65	10.34
10	25-Apr-06	31	6.45	6.24	46	25-Apr-09	31	9.67	9.36
11	25-May-06	30	6.58	6.58	47	25-May-09	30	9.69	9.69
12	25-Jun-06	31	6.58	6.37	48	25-Jun-09	31	9.69	9.38
13	25-Jul-06	30	6.58	6.58	49	25-Jul-09	30	9.69	9.69
14	25-Aug-06	31	6.60	6.39	50	25-Aug-09	31	9.69	9.38
15	25-Sep-06	31	6.61	6.39	51	25-Sep-09	31	9.69	9.38
16	25-Oct-06	30	6.62	6.62	52	25-Oct-09	30	9.70	9.70
17	25-Nov-06	31	6.63	6.42	53	25-Nov-09	31	9.72	9.41
18	25-Dec-06	30	6.65	6.65	54	25-Dec-09	30	9.74	9.74
19	25-Jan-07	31	6.69	6.47	55	25-Jan-10	31	9.75	9.44
20	25-Feb-07	31	6.77	6.55	56	25-Feb-10	31	9.81	9.49
21	25-Mar-07	28	6.88	7.37	57	25-Mar-10	28	9.84	10.54
22	25-Apr-07	31	7.24	7.01	58	25-Apr-10	31	10.60	10.26
23	25-May-07	30	7.73	7.73	59	25-May-10	30	11.59	11.59
24	25-Jun-07	31	7.80	7.54	60	25-Jun-10	31	11.80	11.42
25	25-Jul-07	30	7.81	7.81	61	25-Jul-10	30	11.83	11.83
26	25-Aug-07	31	7.83	7.57	62	25-Aug-10	31	11.83	11.45
27	25-Sep-07	31	7.85	7.60	63	25-Sep-10	31	11.83	11.45
28	25-Oct-07	30	7.94	7.94	64	25-Oct-10	30	11.83	11.83
29	25-Nov-07	31	8.06	7.80	65	25-Nov-10	31	11.83	11.45
30	25-Dec-07	30	8.09	8.09	66	25-Dec-10	30	11.84	11.84
31	25-Jan-08	31	8.10	7.84	67	25-Jan-11	31	11.84	11.45
32	25-Feb-08	31	8.14	7.88	68	25-Feb-11	31	11.84	11.45
33	25-Mar-08	29	8.20	8.49	69	25-Mar-11	28	11.84	12.68
34	25-Apr-08	31	8.89	8.61	70	25-Apr-11	31	11.84	11.45
35	25-May-08	30	9.50	9.50	71	25-May-11	30	11.84	11.84
36	25-Jun-08	31	9.56	9.25	72	25-Jun-11	31	11.84	11.46***

* Assumes each underlying collateral index value remains constant at 20.00% and pricing speed of 25% CPR.

** Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.46%.

COLLATERAL DETAILS

MORTGAGE PROGRAMS

GROUP I

Program	Percentage by Aggregate Cut-off Date Principal Balances	Cut-off Date Principal Balance ($)	Current Mortgage Rate (%)	Months to Next Rate Adjustment Date	Gross Margin (%)	First Periodic Rate Cap (%)	Subsequent Periodic Rate Cap (%)	Lifetime Rate Cap (%)
2/6 LIBOR	99.19	43,442,235.50	6.071	21	2.490	3.715	1.000	5.238
3/1 LIBOR	0.44	194,750.00	5.250	26	2.250	2.000	2.000	6.000
3/6 LIBOR	0.36	159,125.00	6.875	26	2.250	3.000	1.000	5.000
Total:	**100.00**	**43,796,110.50**	**6.070**	**21**	**2.488**	**3.705**	**1.004**	**5.241**

GROUP II

Program	Percentage by Aggregate Cut-off Date Principal Balances	Cut-off Date Principal Balance ($)	Current Mortgage Rate (%)	Months to Next Rate Adjustment Date	Gross Margin (%)	First Periodic Rate Cap (%)	Subsequent Periodic Rate Cap (%)	Lifetime Rate Cap (%)
3/1 LIBOR	3.71	3,089,138.33	4.983	33	2.250	2.000	2.000	5.757
3/6 LIBOR	96.29	80,254,642.27	5.704	33	2.648	5.580	1.359	5.860
Total:	**100.00**	**83,343,780.60**	**5.678**	**33**	**2.634**	**5.447**	**1.383**	**5.856**

GROUP III

Program	Percentage by Aggregate Cut-off Date Principal Balances	Cut-off Date Principal Balance ($)	Current Mortgage Rate (%)	Months to Next Rate Adjustment Date	Gross Margin (%)	First Periodic Rate Cap (%)	Subsequent Periodic Rate Cap (%)	Lifetime Rate Cap (%)
5/1 LIBOR	6.95	10,588,483.71	5.428	57	2.247	4.901	1.961	5.000
5/6 LIBOR	93.05	141,806,260.29	5.990	58	2.757	5.794	1.520	5.802
Total:	**100.00**	**152,394,744.00**	**5.951**	**57**	**2.721**	**5.732**	**1.551**	**5.746**

COLLATERAL DETAILS (CONTINUED)

GROUP IV

Program	Percentage by Aggregate Cut-off Date Principal Balances	Cut-off Date Principal Balance ($)	Current Mortgage Rate (%)	Months to Next Rate Adjustment Date	Gross Margin (%)	First Periodic Rate Cap (%)	Subsequent Periodic Rate Cap (%)	Lifetime Rate Cap (%)
1 MO. LIBOR	0.07	180,000.00	4.980	1	2.500	12.000	12.000	7.000
6 MO. LIBOR	15.57	41,444,969.10	5.433	3	3.288	4.853	4.392	8.612
1/1 LIBOR	1.34	3,565,237.03	4.687	7	3.038	3.000	2.000	6.000
2/6 LIBOR	49.32	131,262,247.21	6.971	21	3.735	3.414	1.008	5.237
3/1 LIBOR	0.16	420,000.00	6.875	34	4.250	6.000	2.000	6.000
3/6 LIBOR	14.24	37,884,333.12	6.705	33	3.044	5.374	1.560	5.832
5/6 LIBOR	19.30	51,377,026.51	7.265	58	3.335	5.596	1.574	5.612
Total:	**100.00**	**266,133,812.97**	**6.718**	**27**	**3.481**	**4.343**	**1.745**	**5.932**

GROUPS I-IV

Program	Percentage by Aggregate Cut-off Date Principal Balances	Cut-off Date Principal Balance ($)	Current Mortgage Rate (%)	Months to Next Rate Adjustment Date	Gross Margin (%)	First Periodic Rate Cap (%)	Subsequent Periodic Rate Cap (%)	Lifetime Rate Cap (%)
1 MO. LIBOR	0.03	180,000.00	4.980	1	2.500	12.000	12.000	7.000
6 MO. LIBOR	7.60	41,444,969.10	5.433	3	3.288	4.853	4.392	8.612
1/1 LIBOR	0.65	3,565,237.03	4.687	7	3.038	3.000	2.000	6.000
2/6 LIBOR	32.02	174,704,482.71	6.747	21	3.426	3.489	1.006	5.237
3/1 LIBOR	0.68	3,703,888.33	5.212	33	2.477	2.454	2.000	5.798
3/6 LIBOR	21.68	118,298,100.39	6.026	33	2.775	5.511	1.423	5.850
5/1 LIBOR	1.94	10,588,483.71	5.428	57	2.247	4.901	1.961	5.000
5/6 LIBOR	35.40	193,183,286.80	6.329	58	2.911	5.742	1.534	5.751
Total:	**100.00**	**545,668,448.07**	**6.293**	**36**	**3.060**	**4.848**	**1.576**	**5.813**

COLLATERAL DETAILS (CONTINUED)

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
1.751 - 2.000	0.00	0.00	0.00	0.31	0.15
2.751 - 3.000	0.00	0.00	0.00	1.02	0.50
3.751 - 4.000	0.00	0.00	0.15	0.51	0.29
4.001 - 4.250	0.00	1.55	0.00	0.19	0.33
4.251 - 4.500	0.00	0.00	0.94	1.04	0.77
4.501 - 4.750	2.19	0.78	0.49	1.91	1.36
4.751 - 5.000	0.56	1.77	1.98	1.46	1.58
5.001 - 5.250	2.36	5.42	4.83	1.34	3.02
5.251 - 5.500	6.86	21.14	9.83	1.84	7.43
5.501 - 5.750	18.06	32.28	18.28	3.33	13.11
5.751 - 6.000	21.97	28.43	21.40	4.06	14.07
6.001 - 6.250	21.09	8.63	15.29	7.23	10.81
6.251 - 6.500	12.64	0.00	19.80	11.93	12.36
6.501 - 6.750	8.00	0.00	6.99	14.70	9.76
6.751 - 7.000	3.48	0.00	0.00	14.25	7.23
7.001 - 7.250	1.19	0.00	0.00	9.40	4.68
7.251 - 7.500	0.00	0.00	0.00	10.49	5.12
7.501 - 7.750	0.00	0.00	0.00	6.21	3.03
7.751 - 8.000	1.39	0.00	0.00	3.78	1.95
8.001 - 8.250	0.00	0.00	0.00	2.81	1.37
8.251 - 8.500	0.00	0.00	0.00	0.93	0.45
8.501 - 8.750	0.21	0.00	0.00	0.77	0.39
8.751 - 9.000	0.00	0.00	0.00	0.27	0.13
9.001 - 9.250	0.00	0.00	0.00	0.20	0.10
9.501 - 9.750	0.00	0.00	0.00	0.02	0.01
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	4.750	4.250	4.000	1.990	1.990
Maximum:	8.625	6.125	6.625	9.625	9.625
Weighted Average:	6.070	5.678	5.951	6.718	6.293

Current Net Mortgage Rates

Range of Net Current Mortgage Rates (%)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
1.501 - 1.750	0.00	0.00	0.00	0.31	0.15
2.501 - 2.750	0.00	0.00	0.00	1.02	0.50
3.251 - 3.500	0.00	0.00	0.00	0.09	0.05
3.501 - 3.750	0.00	0.00	0.15	0.42	0.25
3.751 - 4.000	0.00	1.55	0.00	0.38	0.42
4.001 - 4.250	0.00	0.00	0.94	0.88	0.69
4.251 - 4.500	2.19	0.78	0.49	2.17	1.49
4.501 - 4.750	0.56	1.77	1.98	1.27	1.49
4.751 - 5.000	2.36	5.42	4.83	1.46	3.08
5.001 - 5.250	6.86	21.14	9.83	2.13	7.57
5.251 - 5.500	18.06	32.28	18.28	3.26	13.07
5.501 - 5.750	21.97	28.43	21.40	3.83	13.95
5.751 - 6.000	21.09	8.63	15.29	7.28	10.83
6.001 - 6.250	12.64	0.00	19.80	11.82	12.31
6.251 - 6.500	8.00	0.00	6.99	14.77	9.80
6.501 - 6.750	3.48	0.00	0.00	14.08	7.15
6.751 - 7.000	1.19	0.00	0.00	9.41	4.69
7.001 - 7.250	0.00	0.00	0.00	10.42	5.08
7.251 - 7.500	0.00	0.00	0.00	6.34	3.09
7.501 - 7.750	1.39	0.00	0.00	3.64	1.89
7.751 - 8.000	0.00	0.00	0.00	2.81	1.37
8.001 - 8.250	0.00	0.00	0.00	0.93	0.45
8.251 - 8.500	0.21	0.00	0.00	0.77	0.39
8.501 - 8.750	0.00	0.00	0.00	0.27	0.13
8.751 - 9.000	0.00	0.00	0.00	0.20	0.10
9.251 - 9.500	0.00	0.00	0.00	0.02	0.01
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	4.485	3.985	3.735	1.600	1.600
Maximum:	8.360	5.860	6.360	9.360	9.360
Weighted Average:	5.805	5.413	5.686	6.443	6.023

COLLATERAL DETAILS (CONTINUED)

Principal Balances at Origination

Range of Principal Balance at Origination ($)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
25,000.01 - 50,000.00	0.00	0.00	0.03	0.14	0.08
50,000.01 - 75,000.00	0.64	0.15	0.39	1.09	0.71
75,000.01 - 100,000.00	1.33	0.53	1.97	2.18	1.80
100,000.01 - 125,000.00	2.43	1.90	4.09	2.88	3.03
125,000.01 - 150,000.00	4.03	4.29	5.93	4.27	4.72
150,000.01 - 175,000.00	7.70	3.07	7.56	5.28	5.77
175,000.01 - 200,000.00	8.66	5.19	6.28	6.23	6.28
200,000.01 - 225,000.00	3.00	5.35	8.76	6.80	6.82
225,000.01 - 250,000.00	5.96	4.30	7.01	6.79	6.41
250,000.01 - 275,000.00	4.12	5.94	6.34	6.50	6.18
275,000.01 - 350,000.00	16.00	20.88	17.33	13.69	15.99
350,000.01 - 450,000.00	17.88	14.99	12.76	13.14	13.70
450,000.01 - 550,000.00	10.47	14.28	4.24	10.13	9.14
550,000.01 - 650,000.00	8.25	10.18	7.75	6.27	7.44
650,000.01 - 750,000.00	1.68	1.75	0.89	2.88	2.06
750,000.01 - 850,000.00	0.00	0.00	1.54	3.93	2.34
850,000.01 - 950,000.00	0.00	2.23	2.37	2.37	2.16
Greater than or equal to 950,000.01	7.85	4.97	4.76	5.44	5.37
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	65,600.00	63,000.00	49,500.00	35,000.00	35,000.00
Maximum:	1,260,000.00	1,495,000.00	1,872,500.00	2,000,000.00	2,000,000.00
Average:	273,910.56	304,291.27	249,660.14	265,161.83	266,454.38

Cut-off Date Principal Balances

Range of Cut-off Date Principal Balance ($)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
25,000.01 - 50,000.00	0.00	0.00	0.03	0.16	0.09
50,000.01 - 75,000.00	0.64	0.15	0.39	1.09	0.71
75,000.01 - 100,000.00	1.33	0.53	2.03	2.22	1.84
100,000.01 - 125,000.00	2.43	1.90	4.02	2.84	3.00
125,000.01 - 150,000.00	4.03	4.47	5.93	4.27	4.74
150,000.01 - 175,000.00	7.70	2.89	7.56	5.28	5.75
175,000.01 - 200,000.00	8.66	5.19	6.28	6.23	6.28
200,000.01 - 225,000.00	3.00	5.35	8.76	6.78	6.81
225,000.01 - 250,000.00	5.96	4.59	7.01	6.79	6.45
250,000.01 - 275,000.00	4.12	5.64	6.50	6.50	6.18
275,000.01 - 350,000.00	16.00	20.88	17.16	13.69	15.94
350,000.01 - 450,000.00	17.88	14.99	12.76	13.14	13.70
450,000.01 - 550,000.00	10.47	14.28	4.24	10.13	9.14
550,000.01 - 650,000.00	8.25	10.18	7.75	6.27	7.44
650,000.01 - 750,000.00	1.68	1.75	0.89	2.88	2.06
750,000.01 - 850,000.00	0.00	0.00	1.54	3.93	2.34
850,000.01 - 950,000.00	0.00	2.23	2.37	2.37	2.16
Greater than or equal to 950,000.01	7.85	4.97	4.76	5.44	5.37
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	65,472.16	61,152.85	49,408.06	34,935.94	34,935.94
Maximum:	1,260,000.00	1,495,000.00	1,872,500.00	2,000,000.00	2,000,000.00
Average:	273,725.69	304,174.38	249,418.57	264,809.76	266,179.73

Original Terms

Range of Original Terms (months)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
360	100.00	100.00	100.00	100.00	100.00
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	360	360	360	360	360
Maximum:	360	360	360	360	360
Weighted Average:	360	360	360	360	360

COLLATERAL DETAILS (CONTINUED)

Stated Remaining Terms

Range of Stated Remaining Terms (months)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
300 - 360	100.00	100.00	100.00	100.00	100.00
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	350	353	351	349	349
Maximum:	359	360	360	359	360
Weighted Average:	357	357	357	357	357

Months Since Origination

Months Since Origination	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
0	0.00	0.60	2.06	0.00	0.67
1	10.92	4.80	11.49	3.23	6.40
2	41.26	35.01	40.72	47.03	42.97
3	31.54	54.65	38.39	28.49	35.50
4-6	15.47	4.55	5.21	18.52	12.43
7-9	0.00	0.38	2.14	2.51	1.88
10-12	0.81	0.00	0.00	0.21	0.17
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	1	0	0	1	0
Maximum:	10	7	9	11	11
Weighted Average:	3	3	3	3	3

Original Interest Only Term

Original Interest Only Term (months)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
0	28.97	14.76	15.83	26.36	21.85
7-12	0.00	0.00	0.00	0.02	0.01
13 - 24	17.41	0.00	0.00	11.87	7.19
25 - 36	0.36	4.62	0.00	4.80	3.08
37 - 60	0.00	0.00	16.59	19.41	14.10
61 - 120	53.26	80.62	67.58	37.54	53.77
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	0	0	0	0	0
Maximum:	120	120	120	120	120
Non-zero Weighted Average:	96	115	108	83	97

Prepay Penalty Original Terms

Prepay Penalty Original Term (months)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
0	72.80	43.82	43.04	44.39	46.21
1-3	0.00	0.31	0.00	0.00	0.05
4-6	2.21	3.49	4.52	3.87	3.86
7-12	4.76	8.12	4.66	10.31	7.95
13 - 24	15.10	5.56	4.14	20.44	13.19
25 - 36	2.27	37.21	30.13	20.35	24.20
37 - 60	2.86	1.49	13.51	0.64	4.54
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	0	0	0	0	0
Maximum:	60	60	60	60	60
Non-zero Weighted Average:	25	30	36	25	29

COLLATERAL DETAILS (CONTINUED)

Credit Scores

Range of Credit Scores	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
Not Available	0.00	43.82	0.07	0.14	0.09
1 - 580	0.00	0.00	0.00	0.06	0.03
581 - 600	0.00	0.00	0.00	0.20	0.10
601 - 620	0.00	0.00	0.21	1.25	0.67
621 - 640	6.02	1.85	3.13	6.81	4.96
641 - 660	8.03	2.75	5.92	10.23	7.71
661 - 680	23.89	13.22	12.70	14.62	14.61
681 - 700	15.98	24.94	19.98	21.61	21.21
701 - 720	11.76	18.72	14.43	15.34	15.32
721 - 740	10.94	15.85	16.08	9.15	12.25
741 - 760	8.80	12.08	14.11	8.14	10.46
761 - 780	6.34	5.64	6.84	5.80	6.11
781 - 800	7.18	4.12	5.47	5.54	5.43
Greater than or equal to 801	1.06	0.82	1.06	1.11	1.05
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	621	621	0	0	0
Maximum:	809	810	819	821	821
Non-zero Weighted Average:	704	713	713	701	706

Original Loan-to-Value Ratios

Range of Original LTV (%)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
Less than or equal to 50.00	0.00	1.41	0.00	0.46	1.49
50.01 - 55.00	0.00	0.93	0.00	0.05	0.63
55.01 - 60.00	0.00	2.26	0.00	1.51	2.32
60.01 - 65.00	2.71	7.14	0.00	1.99	3.77
65.01 - 70.00	15.46	6.05	0.00	11.13	10.10
70.01 - 75.00	5.48	8.10	0.00	6.66	7.58
75.01 - 80.00	71.94	69.88	0.00	60.88	62.20
80.01 - 85.00	0.00	0.48	0.00	1.08	0.93
85.01 - 90.00	2.21	1.25	0.00	5.68	3.70
90.01 - 95.00	2.20	2.15	0.00	6.83	4.60
95.01 - 100.00	0.00	0.36	0.00	3.73	2.68
Total:	**100.00**	**100.00**	**0.00**	**100.00**	**100.00**
Minimum:	60.07	22.07	27.27	30.96	22.07
Maximum:	95.00	100.00	100.00	100.00	100.00
Weighted Average:	78.15	76.87	75.80	79.92	78.16

Documentation Type

Documentation Type	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
Full (I-A)	24.48	11.05	25.87	12.22	16.84
Reduced with VOA (A-SI)	51.36	68.06	43.91	35.88	44.28
No Ratio (A-NI)	7.98	11.98	17.76	31.24	22.67
Stated/Stated with Vvoe (S-S)	8.58	0.56	0.71	4.67	3.25
None (NI-NA)	7.61	8.35	11.75	15.99	12.97
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

COLLATERAL DETAILS (CONTINUED)

Loan Purpose

Loan Purpose	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
Purchase	82.05	75.25	62.37	77.08	73.09
Cashout Refinance	12.47	17.88	30.79	19.03	21.61
Rate/Term Refinance	5.48	6.87	6.84	3.89	5.30
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Occupancy Status

Occupancy Status	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
Owner-Occupied	77.47	89.54	80.72	66.65	74.94
Investor	14.78	7.80	13.55	29.05	20.33
Second Home	7.74	2.66	5.73	4.30	4.72
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Property Type

Property Type	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
Single Family Residence	61.00	49.97	52.23	50.55	51.77
PUD	13.09	29.81	27.05	15.76	20.84
Condo	8.62	8.19	9.96	10.58	9.89
2-Family	7.35	10.72	7.57	9.15	8.80
3-Family	9.19	1.31	1.89	7.15	4.95
4-Family	0.75	0.00	1.14	5.24	2.93
Townhouse	0.00	0.00	0.07	1.55	0.77
Co-op	0.00	0.00	0.09	0.02	0.04
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Geographic Distribution

Geographic Distribution	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
California	9.24	33.58	20.88	21.58	22.23
Florida	9.00	13.14	21.28	17.94	17.42
New York	19.31	9.46	8.63	9.57	10.07
New Jersey	15.96	3.07	5.84	9.94	8.23
Nevada	6.60	9.48	5.81	3.68	5.39
Massachusetts	14.82	2.54	4.26	4.97	5.19
Virginia	3.77	3.86	2.68	6.90	5.01
Maryland	2.11	2.54	2.07	7.91	4.99
Arizona	0.76	3.16	9.64	0.98	3.72
Washington	0.00	1.56	4.65	0.65	1.85
Other	18.43	17.61	14.26	15.88	15.89
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

COLLATERAL DETAILS (CONTINUED)

Months to Next Rate Adjustment

Months to Next Rate Adjustment Date	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
1	0.00	0.00	0.00	4.22	2.06
2	0.00	0.00	0.00	1.70	0.83
3-5	0.00	0.00	0.00	9.88	4.82
6-8	0.00	0.00	0.00	1.19	0.58
13 - 23	99.19	0.00	0.00	49.32	32.02
24 - 35	0.81	99.40	0.00	14.39	22.27
36 - 59	0.00	0.60	97.94	19.30	36.86
60 - 83	0.00	0.00	2.06	0.00	0.57
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	19	29	51	1	1
Maximum:	26	36	60	59	60
Weighted Average:	21	33	57	27	36

First Periodic Rate Caps

Range of First Periodic Rate Caps (%)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
0.751 - 1.000	0.00	0.00	0.00	3.68	1.79
1.751 - 2.000	0.44	3.71	0.23	0.42	0.87
2.751 - 3.000	75.91	13.48	0.00	49.14	32.12
4.751 - 5.000	0.00	0.00	25.85	13.49	13.80
5.751 - 6.000	23.64	82.82	73.92	30.74	50.18
11.751 - 12.000	0.00	0.00	0.00	2.54	1.24
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	2.000	2.000	2.000	1.000	1.000
Maximum:	6.000	6.000	6.000	12.000	12.000
Weighted Average:	3.705	5.447	5.732	4.343	4.848

Subsequent Periodic Rate Caps

Range of Subsequent Periodic Rate Caps (%)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
0.751 - 1.000	99.56	61.69	44.93	71.22	64.70
1.251 - 1.500	0.00	0.00	0.00	0.19	0.09
1.751 - 2.000	0.44	38.31	55.07	20.94	31.48
5.751 - 6.000	0.00	0.00	0.00	5.11	2.49
11.751 - 12.000	0.00	0.00	0.00	2.54	1.24
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	1.000	1.000	1.000	1.000	1.000
Maximum:	2.000	2.000	2.000	12.000	12.000
Weighted Average:	1.004	1.383	1.551	1.745	1.576

Lifetime Rate Caps

Range of Lifetime Rate Caps (%)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
4.751 - 5.000	75.91	14.38	25.40	47.53	38.56
5.751 - 6.000	24.09	85.62	74.60	44.70	57.65
6.251 - 6.500	0.00	0.00	0.00	0.08	0.04
6.501 - 6.750	0.00	0.00	0.00	0.59	0.29
6.751 - 7.000	0.00	0.00	0.00	0.07	0.03
7.001 - 7.250	0.00	0.00	0.00	0.34	0.17
8.001 - 8.250	0.00	0.00	0.00	0.09	0.05
11.751 - 12.000	0.00	0.00	0.00	6.59	3.22
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	5.000	5.000	5.000	5.000	5.000
Maximum:	6.000	6.000	6.000	12.000	12.000
Weighted Average:	5.241	5.856	5.746	5.932	5.813

COLLATERAL DETAILS (CONTINUED)

Gross Margin

Range of Gross Margins (%)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
1.751 - 2.000	0.00	0.00	0.39	0.00	0.11
2.001 - 2.250	38.84	38.29	35.69	5.30	21.52
2.251 - 2.500	15.47	2.03	3.01	2.18	3.46
2.501 - 2.750	45.69	48.59	26.57	6.23	21.55
2.751 - 3.000	0.00	1.35	10.94	15.31	10.73
3.001 - 3.250	0.00	3.84	11.81	7.08	7.34
3.251 - 3.500	0.00	3.94	10.53	26.80	16.62
3.501 - 3.750	0.00	0.56	0.55	14.51	7.31
3.751 - 4.000	0.00	0.00	0.07	3.92	1.93
4.001 - 4.250	0.00	0.49	0.26	5.07	2.62
4.251 - 4.500	0.00	0.26	0.17	10.37	5.15
4.501 - 4.750	0.00	0.00	0.00	0.64	0.31
4.751 - 5.000	0.00	0.64	0.00	2.39	1.26
5.251 - 5.500	0.00	0.00	0.00	0.06	0.03
5.751 - 6.000	0.00	0.00	0.00	0.11	0.05
6.001 - 6.250	0.00	0.00	0.00	0.04	0.02
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	2.250	2.250	1.875	2.250	1.875
Maximum:	2.750	5.000	4.375	6.250	6.250
Weighted Average:	2.488	2.634	2.721	3.481	3.060

Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
1.751 - 2.000	0.00	0.00	0.39	0.00	0.11
2.001 - 2.250	37.74	37.44	34.98	5.05	20.98
2.251 - 2.500	16.56	2.88	3.36	1.14	3.27
2.501 - 2.750	45.38	48.59	26.81	6.06	21.51
2.751 - 3.000	0.00	1.35	10.94	14.50	10.33
3.001 - 3.250	0.00	3.84	11.81	7.13	7.36
3.251 - 3.500	0.31	3.94	10.53	26.80	16.64
3.501 - 3.750	0.00	0.56	0.55	14.69	7.40
3.751 - 4.000	0.00	0.00	0.07	4.19	2.06
4.001 - 4.250	0.00	0.49	0.26	5.07	2.62
4.251 - 4.500	0.00	0.26	0.17	10.83	5.37
4.501 - 4.750	0.00	0.00	0.00	1.13	0.55
4.751 - 5.000	0.00	0.64	0.00	2.79	1.46
5.001 - 5.250	0.00	0.00	0.00	0.13	0.06
5.251 - 5.500	0.00	0.00	0.13	0.15	0.11
5.501 - 5.750	0.00	0.00	0.00	0.08	0.04
5.751 - 6.000	0.00	0.00	0.00	0.11	0.05
6.001 - 6.250	0.00	0.00	0.00	0.04	0.02
6.251 - 6.500	0.00	0.00	0.00	0.12	0.06
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	2.250	2.250	1.875	2.250	1.875
Maximum:	3.320	5.000	5.500	6.500	6.500
Weighted Average:	2.492	2.636	2.728	3.528	3.085

COLLATERAL DETAILS (CONTINUED)

Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
7.751 - 8.000	0.00	0.00	0.00	0.31	0.15
8.751 - 9.000	0.00	0.00	0.15	1.02	0.54
9.001 - 9.250	0.00	0.90	0.00	0.00	0.14
9.501 - 9.750	2.19	0.40	0.49	0.00	0.37
9.751 - 10.000	0.56	0.00	1.24	0.42	0.60
10.001 - 10.250	1.00	1.21	2.76	0.27	1.17
10.251 - 10.500	4.98	4.82	3.73	1.43	2.88
10.501 - 10.750	12.87	2.79	3.23	2.29	3.48
10.751 - 11.000	17.77	5.39	4.60	1.95	4.49
11.001 - 11.250	15.98	6.52	4.48	2.92	4.95
11.251 - 11.500	11.64	16.32	12.23	5.76	9.65
11.501 - 11.750	11.70	29.87	18.33	9.69	15.35
11.751 - 12.000	7.68	24.81	17.55	10.53	14.44
12.001 - 12.250	7.04	6.97	12.89	9.99	10.10
12.251 - 12.500	2.87	0.00	14.61	12.06	10.19
12.501 - 12.750	1.48	0.00	3.71	8.87	5.48
12.751 - 13.000	1.39	0.00	0.00	9.31	4.65
13.001 - 13.250	0.63	0.00	0.00	5.46	2.71
13.251 - 13.500	0.00	0.00	0.00	4.37	2.13
13.501 - 13.750	0.21	0.00	0.00	3.33	1.64
13.751 - 14.000	0.00	0.00	0.00	1.39	0.68
14.001 - 14.250	0.00	0.00	0.00	1.16	0.57
14.251 - 14.500	0.00	0.00	0.00	0.49	0.24
14.501 - 14.750	0.00	0.00	0.00	0.14	0.07
14.751 - 15.000	0.00	0.00	0.00	0.18	0.09
15.001 - 15.250	0.00	0.00	0.00	0.06	0.03
16.501 - 16.750	0.00	0.00	0.00	0.38	0.19
16.751 - 17.000	0.00	0.00	0.00	0.11	0.06
17.001 - 17.250	0.00	0.00	0.00	0.39	0.19
17.251 - 17.500	0.00	0.00	0.00	1.05	0.51
17.501 - 17.750	0.00	0.00	0.00	0.83	0.41
17.751 - 18.000	0.00	0.00	0.00	1.45	0.71
18.001 - 18.250	0.00	0.00	0.00	0.35	0.17
18.251 - 18.500	0.00	0.00	0.00	0.98	0.48
18.501 - 18.750	0.00	0.00	0.00	1.05	0.51
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	9.750	9.250	9.000	7.990	7.990
Maximum:	13.625	12.125	12.625	18.750	18.750
Weighted Average:	11.311	11.534	11.697	12.651	12.106

Exhibit 99.2

Nomura Asset Acceptance Corporation
Mortgage Pass-Through Certificates,
Series 2005-AR3

$543 Million (+/- 10%)

(Approximate)

Series 8

Series 24

Computational Materials

May 23, 2005

NOMURA

INFORMATION STATEMENT

The attached tables, together with the summary information presented herein (the **"Computational Materials"**) are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you by Nomura Securities International, Inc. (**"NSI"**) and not by Nomura Asset Acceptance Corporation (together with any of its other affiliates, **"NAAC"**). NAAC has not prepared, reviewed or taken part in the preparation of these materials and makes no representation as to the accuracy or completeness of the information herein. The information herein is preliminary. Although a registration statement (including the prospectus) has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Nomura Asset Acceptance Corporation, Mortgage Pass-Through Certificates, Series 2005-AR3 (the **"Securities"**) discussed in this communication has not been filed with the Securities and Exchange Commission.

Any investment decision should be based only on the data in the final prospectus and prospectus supplement (collectively, the **"Offering Documents"**). The information herein is being provided for informational use solely in connection with the consideration of an investment in the Securities. Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be provided or distributed nor any of its contents disclosed to any other third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

The information set forth in these Computational Materials, including the collateral tables which follow, may be based only on a statistical sample of Mortgage Loans (the **"Statistical Pool"**) expected to be included in the trust along with other Mortgage Loans on the closing date. In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the trust on the closing date (the **"Final Pool"**). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The Offering Documents discussed in this communication will be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy the Securities, nor shall there be any sale of the Securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Prospective purchasers are referred to the Offering Documents for definitive information on any matter discussed in this communication. Offering Documents may be obtained by contacting your NSI representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

An investor or potential investor in the Securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

COLLATERAL SUMMARY

The mortgage pool consists of one- to four-family adjustable-rate residential mortgage loans secured by first liens (the **"Mortgage Loans"**). The Mortgage Loans are expected to have an aggregate principal balance as of June 1, 2005 of approximately $545,668,448 (the **"Cut-off Date Principal Balance"**). Generally, after the initial fixed-rate period, the interest rate and monthly payment for the Mortgage Loans adjust monthly, semi-annually or annually based on an index plus a margin. The mortgage pool consists of four groups of Mortgage Loans. Group I is generally comprised of Mortgage Loans with an initial fixed rate period of two years, Group II is generally comprised of Mortgage Loans with an initial fixed rate period of three years, Group III is generally comprised of Mortgage Loans with an initial fixed period of five years and Group IV is generally comprised of Mortgage Loans with an initial fixed rate period of one month, six months, one year, two years, three years or five years.

The collateral information contained herein reflects the anticipated June 1, 2005 scheduled balances and is indicative only. For further collateral information, see "Collateral Details" on page 6.

Characteristics of the Mortgage Loans

	GROUP I	GROUP II	GROUP III	GROUP IV	GROUPS I-IV
Current Mortgage Rate*	6.070%	5.678%	5.951%	6.718%	**6.293%**
Current Net Mortgage Rate*	5.805%	5.413%	5.686%	6.443%	**6.023%**
Cut-off Date Mortgage Loan Principal Balance	43,796,110.50	83,343,780.60	152,394,744.00	266,133,812.97	**545,668,448.07**
Cut-off Date Average Mortgage Loan Principal Balance	273725.69	304174.38	249418.57	264809.76	**266179.73**
Mortgage Loan Count	160	274	611	1005	**2050**
Original Term (months)*	360	360	360	360	**360**
Months Since Origination*	3	3	3	3	**3**
Stated Remaining Term (months)*	357	357	357	357	**357**
Mortgage Loans with Interest Only Terms	71.03%	85.24%	84.17%	73.64%	**78.15%**
Mortgage Loans with Prepay Penalty Terms	27.20%	56.18%	56.96%	55.61%	**53.79%**
Credit Score**	704	713	713	701	**706**
Original Loan to Value Ratio*	78.15%	76.87%	75.80%	79.92%	**78.16%**
Original Loan to Value Ratio Over 80% Without MI	0.00%	0.16%	0.00%	0.78%	**0.40%**
Documentation Type - Full / Alternative	24.48%	11.05%	25.87%	12.22%	**16.84%**
Loan Purpose - Purchase / Rate-Term	87.53%	82.12%	69.21%	80.97%	**78.39%**
Occupancy Type - Primary / Second Home	85.22%	92.20%	86.45%	70.95%	**79.67%**
Property Type - Single Family Residence / PUD	74.09%	79.78%	79.28%	66.31%	**72.61%**
California Concentration	9.24%	33.58%	20.88%	21.58%	**22.23%**
Months to Next Rate Adjustment*	21	33	57	27	**36**
First Periodic Rate Cap*	3.705%	5.447%	5.732%	4.343%	**4.848%**
Subsequent Periodic Rate Cap*	1.004%	1.383%	1.551%	1.745%	**1.576%**
Lifetime Rate Cap*	5.241%	5.856%	5.746%	5.932%	**5.813%**
Margin*	2.488%	2.634%	2.721%	3.481%	**3.060%**
Net Margin*	2.223%	2.369%	2.456%	3.206%	**2.790%**
Minimum Mortgage Rate*	2.492%	2.636%	2.728%	3.528%	**3.085%**
Maximum Mortgage Rate*	11.311%	11.534%	11.697%	12.651%	**12.106%**

* Weighted Average

** Non-zero Weighted Average

Credit Scores are not available for one Group III Mortgage Loan with an aggregate principal balance of approximately $103,200 (approximately 0.07% of the Group III Mortgage Loans) and for two Group IV Mortgage Loans with an aggregate principal balance of approximately $373,223 (approximately 0.12% of the Group IV Mortgage Loans).

NET FUNDS CAP*

Group IV Net Funds Cap (applicable to the Group IV Certificates)

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Actual/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Actual/360** (%)
1	25-Jul-05	25	6.44	7.73	37	25-Jul-08	30	11.15	11.15
2	25-Aug-05	31	6.64	6.43	38	25-Aug-08	31	11.15	10.79
3	25-Sep-05	31	6.70	6.49	39	25-Sep-08	31	11.16	10.80
4	25-Oct-05	30	6.91	6.91	40	25-Oct-08	30	11.20	11.20
5	25-Nov-05	31	7.18	6.95	41	25-Nov-08	31	11.25	10.88
6	25-Dec-05	30	7.21	7.21	42	25-Dec-08	30	11.26	11.26
7	25-Jan-06	31	7.21	6.98	43	25-Jan-09	31	11.26	10.90
8	25-Feb-06	31	7.28	7.04	44	25-Feb-09	31	11.26	10.90
9	25-Mar-06	28	7.30	7.82	45	25-Mar-09	28	11.27	12.07
10	25-Apr-06	31	7.32	7.08	46	25-Apr-09	31	11.28	10.92
11	25-May-06	30	7.59	7.59	47	25-May-09	30	11.29	11.29
12	25-Jun-06	31	7.59	7.35	48	25-Jun-09	31	11.29	10.93
13	25-Jul-06	30	7.59	7.59	49	25-Jul-09	30	11.29	11.29
14	25-Aug-06	31	7.63	7.38	50	25-Aug-09	31	11.29	10.93
15	25-Sep-06	31	7.64	7.39	51	25-Sep-09	31	11.29	10.93
16	25-Oct-06	30	7.66	7.66	52	25-Oct-09	30	11.30	11.30
17	25-Nov-06	31	7.70	7.45	53	25-Nov-09	31	11.31	10.94
18	25-Dec-06	30	7.74	7.74	54	25-Dec-09	30	11.32	11.32
19	25-Jan-07	31	7.80	7.55	55	25-Jan-10	31	11.32	10.96
20	25-Feb-07	31	7.95	7.69	56	25-Feb-10	31	11.34	10.97
21	25-Mar-07	28	8.11	8.69	57	25-Mar-10	28	11.36	12.17
22	25-Apr-07	31	8.64	8.36	58	25-Apr-10	31	11.63	11.26
23	25-May-07	30	9.38	9.38	59	25-May-10	30	12.35	12.35
24	25-Jun-07	31	9.47	9.17	60	25-Jun-10	31	12.38	11.98
25	25-Jul-07	30	9.50	9.50	61	25-Jul-10	30	12.38	12.38
26	25-Aug-07	31	9.53	9.22	62	25-Aug-10	31	12.38	11.98
27	25-Sep-07	31	9.57	9.26	63	25-Sep-10	31	12.38	11.98
28	25-Oct-07	30	9.72	9.72	64	25-Oct-10	30	12.38	12.38
29	25-Nov-07	31	9.91	9.59	65	25-Nov-10	31	12.38	11.98
30	25-Dec-07	30	9.94	9.94	66	25-Dec-10	30	12.38	12.38
31	25-Jan-08	31	9.96	9.64	67	25-Jan-11	31	12.38	11.98
32	25-Feb-08	31	10.02	9.70	68	25-Feb-11	31	12.38	11.98
33	25-Mar-08	29	10.09	10.44	69	25-Mar-11	28	12.38	13.26
34	25-Apr-08	31	10.50	10.16	70	25-Apr-11	31	12.38	11.98
35	25-May-08	30	11.12	11.12	71	25-May-11	30	12.38	12.38
36	25-Jun-08	31	11.15	10.79	72	25-Jun-11	31	12.38	11.98***

* Assumes each underlying collateral index remains constant at 20.00% and pricing speed of 25% CPR.

** Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.98%.

NET FUNDS CAP* (CONTINUED)

Subordinate Net Funds Cap (applicable to the Subordinate Certificates)

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Actual/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Actual/360** (%)
1	25-Jul-05	25	6.02	7.23	37	25-Jul-08	30	9.57	9.57
2	25-Aug-05	31	6.12	5.92	38	25-Aug-08	31	9.57	9.26
3	25-Sep-05	31	6.15	5.95	39	25-Sep-08	31	9.58	9.27
4	25-Oct-05	30	6.25	6.25	40	25-Oct-08	30	9.60	9.60
5	25-Nov-05	31	6.38	6.18	41	25-Nov-08	31	9.64	9.32
6	25-Dec-05	30	6.40	6.40	42	25-Dec-08	30	9.64	9.64
7	25-Jan-06	31	6.40	6.19	43	25-Jan-09	31	9.65	9.33
8	25-Feb-06	31	6.43	6.22	44	25-Feb-09	31	9.65	9.34
9	25-Mar-06	28	6.44	6.90	45	25-Mar-09	28	9.65	10.34
10	25-Apr-06	31	6.45	6.24	46	25-Apr-09	31	9.67	9.36
11	25-May-06	30	6.58	6.58	47	25-May-09	30	9.69	9.69
12	25-Jun-06	31	6.58	6.37	48	25-Jun-09	31	9.69	9.38
13	25-Jul-06	30	6.58	6.58	49	25-Jul-09	30	9.69	9.69
14	25-Aug-06	31	6.60	6.39	50	25-Aug-09	31	9.69	9.38
15	25-Sep-06	31	6.61	6.39	51	25-Sep-09	31	9.69	9.38
16	25-Oct-06	30	6.62	6.62	52	25-Oct-09	30	9.70	9.70
17	25-Nov-06	31	6.63	6.42	53	25-Nov-09	31	9.72	9.41
18	25-Dec-06	30	6.65	6.65	54	25-Dec-09	30	9.74	9.74
19	25-Jan-07	31	6.69	6.47	55	25-Jan-10	31	9.75	9.44
20	25-Feb-07	31	6.77	6.55	56	25-Feb-10	31	9.81	9.49
21	25-Mar-07	28	6.88	7.37	57	25-Mar-10	28	9.84	10.54
22	25-Apr-07	31	7.24	7.01	58	25-Apr-10	31	10.60	10.26
23	25-May-07	30	7.73	7.73	59	25-May-10	30	11.59	11.59
24	25-Jun-07	31	7.80	7.54	60	25-Jun-10	31	11.80	11.42
25	25-Jul-07	30	7.81	7.81	61	25-Jul-10	30	11.83	11.83
26	25-Aug-07	31	7.83	7.57	62	25-Aug-10	31	11.83	11.45
27	25-Sep-07	31	7.85	7.60	63	25-Sep-10	31	11.83	11.45
28	25-Oct-07	30	7.94	7.94	64	25-Oct-10	30	11.83	11.83
29	25-Nov-07	31	8.06	7.80	65	25-Nov-10	31	11.83	11.45
30	25-Dec-07	30	8.09	8.09	66	25-Dec-10	30	11.84	11.84
31	25-Jan-08	31	8.10	7.84	67	25-Jan-11	31	11.84	11.45
32	25-Feb-08	31	8.14	7.88	68	25-Feb-11	31	11.84	11.45
33	25-Mar-08	29	8.20	8.49	69	25-Mar-11	28	11.84	12.68
34	25-Apr-08	31	8.89	8.61	70	25-Apr-11	31	11.84	11.45
35	25-May-08	30	9.50	9.50	71	25-May-11	30	11.84	11.84
36	25-Jun-08	31	9.56	9.25	72	25-Jun-11	31	11.84	11.46***

* Assumes each underlying collateral index value remains constant at 20.00% and pricing speed of 25% CPR.

** Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.46%.

COLLATERAL DETAILS

MORTGAGE PROGRAMS

GROUP I

Program	Percentage by Aggregrate Cut-off Date Principal Balances	Cut-off Date Principal Balance ($)	Current Mortgage Rate (%)	Months to Next Rate Adjustment Date	Gross Margin (%)	First Periodic Rate Cap (%)	Subsequent Periodic Rate Cap (%)	Lifetime Rate Cap (%)
2/6 LIBOR	99.19	43,442,235.50	6.071	21	2.490	3.715	1.000	5.238
3/1 LIBOR	0.44	194,750.00	5.250	26	2.250	2.000	2.000	6.000
3/6 LIBOR	0.36	159,125.00	6.875	26	2.250	3.000	1.000	5.000
Total:	**100.00**	**43,796,110.50**	**6.070**	**21**	**2.488**	**3.705**	**1.004**	**5.241**

GROUP II

Program	Percentage by Aggregrate Cut-off Date Principal Balances	Cut-off Date Principal Balance ($)	Current Mortgage Rate (%)	Months to Next Rate Adjustment Date	Gross Margin (%)	First Periodic Rate Cap (%)	Subsequent Periodic Rate Cap (%)	Lifetime Rate Cap (%)
3/1 LIBOR	3.71	3,089,138.33	4.983	33	2.250	2.000	2.000	5.757
3/6 LIBOR	96.29	80,254,642.27	5.704	33	2.648	5.580	1.359	5.860
Total:	**100.00**	**83,343,780.60**	**5.678**	**33**	**2.634**	**5.447**	**1.383**	**5.856**

GROUP III

Program	Percentage by Aggregrate Cut-off Date Principal Balances	Cut-off Date Principal Balance ($)	Current Mortgage Rate (%)	Months to Next Rate Adjustment Date	Gross Margin (%)	First Periodic Rate Cap (%)	Subsequent Periodic Rate Cap (%)	Lifetime Rate Cap (%)
5/1 LIBOR	6.95	10,588,483.71	5.428	57	2.247	4.901	1.961	5.000
5/6 LIBOR	93.05	141,806,260.29	5.990	58	2.757	5.794	1.520	5.802
Total:	**100.00**	**152,394,744.00**	**5.951**	**57**	**2.721**	**5.732**	**1.551**	**5.746**

COLLATERAL DETAILS (CONTINUED)

GROUP IV

Program	Percentage by Aggregrate Cut-off Date Principal Balances	Cut-off Date Principal Balance ($)	Current Mortgage Rate (%)	Months to Next Rate Adjustment Date	Gross Margin (%)	First Periodic Rate Cap (%)	Subsequent Periodic Rate Cap (%)	Lifetime Rate Cap (%)
1 MO. LIBOR	0.07	180,000.00	4.980	1	2.500	12.000	12.000	7.000
6 MO. LIBOR	15.57	41,444,969.10	5.433	3	3.288	4.853	4.392	8.612
1/1 LIBOR	1.34	3,565,237.03	4.687	7	3.038	3.000	2.000	6.000
2/6 LIBOR	49.32	131,262,247.21	6.971	21	3.735	3.414	1.008	5.237
3/1 LIBOR	0.16	420,000.00	6.875	34	4.250	6.000	2.000	6.000
3/6 LIBOR	14.24	37,884,333.12	6.705	33	3.044	5.374	1.560	5.832
5/6 LIBOR	19.30	51,377,026.51	7.265	58	3.335	5.596	1.574	5.612
Total:	**100.00**	**266,133,812.97**	**6.718**	**27**	**3.481**	**4.343**	**1.745**	**5.932**

GROUPS I-IV

Program	Percentage by Aggregrate Cut-off Date Principal Balances	Cut-off Date Principal Balance ($)	Current Mortgage Rate (%)	Months to Next Rate Adjustment Date	Gross Margin (%)	First Periodic Rate Cap (%)	Subsequent Periodic Rate Cap (%)	Lifetime Rate Cap (%)
1 MO. LIBOR	0.03	180,000.00	4.980	1	2.500	12.000	12.000	7.000
6 MO. LIBOR	7.60	41,444,969.10	5.433	3	3.288	4.853	4.392	8.612
1/1 LIBOR	0.65	3,565,237.03	4.687	7	3.038	3.000	2.000	6.000
2/6 LIBOR	32.02	174,704,482.71	6.747	21	3.426	3.489	1.006	5.237
3/1 LIBOR	0.68	3,703,888.33	5.212	33	2.477	2.454	2.000	5.798
3/6 LIBOR	21.68	118,298,100.39	6.026	33	2.775	5.511	1.423	5.850
5/1 LIBOR	1.94	10,588,483.71	5.428	57	2.247	4.901	1.961	5.000
5/6 LIBOR	35.40	193,183,286.80	6.329	58	2.911	5.742	1.534	5.751
Total:	**100.00**	**545,668,448.07**	**6.293**	**36**	**3.060**	**4.848**	**1.576**	**5.813**

COLLATERAL DETAILS (CONTINUED)

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
1.751 - 2.000	0.00	0.00	0.00	0.31	0.15
2.751 - 3.000	0.00	0.00	0.00	1.02	0.50
3.751 - 4.000	0.00	0.00	0.15	0.51	0.29
4.001 - 4.250	0.00	1.55	0.00	0.19	0.33
4.251 - 4.500	0.00	0.00	0.94	1.04	0.77
4.501 - 4.750	2.19	0.78	0.49	1.91	1.36
4.751 - 5.000	0.56	1.77	1.98	1.46	1.58
5.001 - 5.250	2.36	5.42	4.83	1.34	3.02
5.251 - 5.500	6.86	21.14	9.83	1.84	7.43
5.501 - 5.750	18.06	32.28	18.28	3.33	13.11
5.751 - 6.000	21.97	28.43	21.40	4.06	14.07
6.001 - 6.250	21.09	8.63	15.29	7.23	10.81
6.251 - 6.500	12.64	0.00	19.80	11.93	12.36
6.501 - 6.750	8.00	0.00	6.99	14.70	9.76
6.751 - 7.000	3.48	0.00	0.00	14.25	7.23
7.001 - 7.250	1.19	0.00	0.00	9.40	4.68
7.251 - 7.500	0.00	0.00	0.00	10.49	5.12
7.501 - 7.750	0.00	0.00	0.00	6.21	3.03
7.751 - 8.000	1.39	0.00	0.00	3.78	1.95
8.001 - 8.250	0.00	0.00	0.00	2.81	1.37
8.251 - 8.500	0.00	0.00	0.00	0.93	0.45
8.501 - 8.750	0.21	0.00	0.00	0.77	0.39
8.751 - 9.000	0.00	0.00	0.00	0.27	0.13
9.001 - 9.250	0.00	0.00	0.00	0.20	0.10
9.501 - 9.750	0.00	0.00	0.00	0.02	0.01
Total:	100.00	100.00	100.00	100.00	100.00
Minimum:	4.750	4.250	4.000	1.990	1.990
Maximum:	8.625	6.125	6.625	9.625	9.625
Weighted Average:	6.070	5.678	5.951	6.718	6.293

Current Net Mortgage Rates

Range of Net Current Mortgage Rates (%)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
1.501 - 1.750	0.00	0.00	0.00	0.31	0.15
2.501 - 2.750	0.00	0.00	0.00	1.02	0.50
3.251 - 3.500	0.00	0.00	0.00	0.09	0.05
3.501 - 3.750	0.00	0.00	0.15	0.42	0.25
3.751 - 4.000	0.00	1.55	0.00	0.38	0.42
4.001 - 4.250	0.00	0.00	0.94	0.88	0.69
4.251 - 4.500	2.19	0.78	0.49	2.17	1.49
4.501 - 4.750	0.56	1.77	1.98	1.27	1.49
4.751 - 5.000	2.36	5.42	4.83	1.46	3.08
5.001 - 5.250	6.86	21.14	9.83	2.13	7.57
5.251 - 5.500	18.06	32.28	18.28	3.26	13.07
5.501 - 5.750	21.97	28.43	21.40	3.83	13.95
5.751 - 6.000	21.09	8.63	15.29	7.28	10.83
6.001 - 6.250	12.64	0.00	19.80	11.82	12.31
6.251 - 6.500	8.00	0.00	6.99	14.77	9.80
6.501 - 6.750	3.48	0.00	0.00	14.08	7.15
6.751 - 7.000	1.19	0.00	0.00	9.41	4.69
7.001 - 7.250	0.00	0.00	0.00	10.42	5.08
7.251 - 7.500	0.00	0.00	0.00	6.34	3.09
7.501 - 7.750	1.39	0.00	0.00	3.64	1.89
7.751 - 8.000	0.00	0.00	0.00	2.81	1.37
8.001 - 8.250	0.00	0.00	0.00	0.93	0.45
8.251 - 8.500	0.21	0.00	0.00	0.77	0.39
8.501 - 8.750	0.00	0.00	0.00	0.27	0.13
8.751 - 9.000	0.00	0.00	0.00	0.20	0.10
9.251 - 9.500	0.00	0.00	0.00	0.02	0.01
Total:	100.00	100.00	100.00	100.00	100.00
Minimum:	4.485	3.985	3.735	1.600	1.600
Maximum:	8.360	5.860	6.360	9.360	9.360
Weighted Average:	5.805	5.413	5.686	6.443	6.023

COLLATERAL DETAILS (CONTINUED)

Principal Balances at Origination

Range of Principal Balance at Origination ($)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
25,000.01 - 50,000.00	0.00	0.00	0.03	0.14	0.08
50,000.01 - 75,000.00	0.64	0.15	0.39	1.09	0.71
75,000.01 - 100,000.00	1.33	0.53	1.97	2.18	1.80
100,000.01 - 125,000.00	2.43	1.90	4.09	2.88	3.03
125,000.01 - 150,000.00	4.03	4.29	5.93	4.27	4.72
150,000.01 - 175,000.00	7.70	3.07	7.56	5.28	5.77
175,000.01 - 200,000.00	8.66	5.19	6.28	6.23	6.28
200,000.01 - 225,000.00	3.00	5.35	8.76	6.80	6.82
225,000.01 - 250,000.00	5.96	4.30	7.01	6.79	6.41
250,000.01 - 275,000.00	4.12	5.94	6.34	6.50	6.18
275,000.01 - 350,000.00	16.00	20.88	17.33	13.69	15.99
350,000.01 - 450,000.00	17.88	14.99	12.76	13.14	13.70
450,000.01 - 550,000.00	10.47	14.28	4.24	10.13	9.14
550,000.01 - 650,000.00	8.25	10.18	7.75	6.27	7.44
650,000.01 - 750,000.00	1.68	1.75	0.89	2.88	2.06
750,000.01 - 850,000.00	0.00	0.00	1.54	3.93	2.34
850,000.01 - 950,000.00	0.00	2.23	2.37	2.37	2.16
Greater than or equal to 950,000.01	7.85	4.97	4.76	5.44	5.37
Total:	100.00	100.00	100.00	100.00	100.00
Minimum:	65,600.00	63,000.00	49,500.00	35,000.00	35,000.00
Maximum:	1,260,000.00	1,495,000.00	1,872,500.00	2,000,000.00	2,000,000.00
Average:	273,910.56	304,291.27	249,660.14	265,161.83	266,454.38

Cut-off Date Principal Balances

Range of Cut-off Date Principal Balance ($)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
25,000.01 - 50,000.00	0.00	0.00	0.03	0.16	0.09
50,000.01 - 75,000.00	0.64	0.15	0.39	1.09	0.71
75,000.01 - 100,000.00	1.33	0.53	2.03	2.22	1.84
100,000.01 - 125,000.00	2.43	1.90	4.02	2.84	3.00
125,000.01 - 150,000.00	4.03	4.47	5.93	4.27	4.74
150,000.01 - 175,000.00	7.70	2.89	7.56	5.28	5.75
175,000.01 - 200,000.00	8.66	5.19	6.28	6.23	6.28
200,000.01 - 225,000.00	3.00	5.35	8.76	6.78	6.81
225,000.01 - 250,000.00	5.96	4.59	7.01	6.79	6.45
250,000.01 - 275,000.00	4.12	5.64	6.50	6.50	6.18
275,000.01 - 350,000.00	16.00	20.88	17.16	13.69	15.94
350,000.01 - 450,000.00	17.88	14.99	12.76	13.14	13.70
450,000.01 - 550,000.00	10.47	14.28	4.24	10.13	9.14
550,000.01 - 650,000.00	8.25	10.18	7.75	6.27	7.44
650,000.01 - 750,000.00	1.68	1.75	0.89	2.88	2.06
750,000.01 - 850,000.00	0.00	0.00	1.54	3.93	2.34
850,000.01 - 950,000.00	0.00	2.23	2.37	2.37	2.16
Greater than or equal to 950,000.01	7.85	4.97	4.76	5.44	5.37
Total:	100.00	100.00	100.00	100.00	100.00
Minimum:	65,472.16	61,152.85	49,408.06	34,935.94	34,935.94
Maximum:	1,260,000.00	1,495,000.00	1,872,500.00	2,000,000.00	2,000,000.00
Average:	273,725.69	304,174.38	249,418.57	264,809.76	266,179.73

Original Terms

Range of Original Terms (months)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
360	100.00	100.00	100.00	100.00	100.00
Total:	100.00	100.00	100.00	100.00	100.00
Minimum:	360	360	360	360	360
Maximum:	360	360	360	360	360
Weighted Average:	360	360	360	360	360

COLLATERAL DETAILS (CONTINUED)

Stated Remaining Terms

Range of Stated Remaining Terms (months)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
300 - 360	100.00	100.00	100.00	100.00	100.00
Total:	100.00	100.00	100.00	100.00	100.00
Minimum:	350	353	351	349	349
Maximum:	359	360	360	359	360
Weighted Average:	357	357	357	357	357

Months Since Origination

Months Since Origination	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
0	0.00	0.60	2.06	0.00	0.67
1	10.92	4.80	11.49	3.23	6.40
2	41.26	35.01	40.72	47.03	42.97
3	31.54	54.65	38.39	28.49	35.50
4-6	15.47	4.55	5.21	18.52	12.43
7-9	0.00	0.38	2.14	2.51	1.88
10-12	0.81	0.00	0.00	0.21	0.17
Total:	*100.00*	*100.00*	*100.00*	*100.00*	*100.00*
Minimum:	1	0	0	1	0
Maximum:	10	7	9	11	11
Weighted Average:	3	3	3	3	3

Original Interest Only Term

Original Interest Only Term (months)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
0	28.97	14.76	15.83	26.36	21.85
7-12	0.00	0.00	0.00	0.02	0.01
13 - 24	17.41	0.00	0.00	11.87	7.19
25 - 36	0.36	4.62	0.00	4.80	3.08
37 - 60	0.00	0.00	16.59	19.41	14.10
61 - 120	53.26	80.62	67.58	37.54	53.77
Total:	100.00	100.00	100.00	100.00	100.00
Minimum:	0	0	0	0	0
Maximum:	120	120	120	120	120
Non-zero Weighted Average:	96	115	108	83	97

Prepay Penalty Original Terms

Prepay Penalty Original Term (months)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
0	72.80	43.82	43.04	44.39	46.21
1-3	0.00	0.31	0.00	0.00	0.05
4-6	2.21	3.49	4.52	3.87	3.86
7-12	4.76	8.12	4.66	10.31	7.95
13 - 24	15.10	5.56	4.14	20.44	13.19
25 - 36	2.27	37.21	30.13	20.35	24.20
37 - 60	2.86	1.49	13.51	0.64	4.54
Total:	100.00	100.00	100.00	100.00	100.00
Minimum:	0	0	0	0	0
Maximum:	60	60	60	60	60
Non-zero Weighted Average:	25	30	36	25	29

COLLATERAL DETAILS (CONTINUED)

Credit Scores

Range of Credit Scores	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
Not Available	0.00	43.82	0.07	0.14	0.09
1 - 580	0.00	0.00	0.00	0.06	0.03
581 - 600	0.00	0.00	0.00	0.20	0.10
601 - 620	0.00	0.00	0.21	1.25	0.67
621 - 640	6.02	1.85	3.13	6.81	4.96
641 - 660	8.03	2.75	5.92	10.23	7.71
661 - 680	23.89	13.22	12.70	14.62	14.61
681 - 700	15.98	24.94	19.98	21.61	21.21
701 - 720	11.76	18.72	14.43	15.34	15.32
721 - 740	10.94	15.85	16.08	9.15	12.25
741 - 760	8.80	12.08	14.11	8.14	10.46
761 - 780	6.34	5.64	6.84	5.80	6.11
781 - 800	7.18	4.12	5.47	5.54	5.43
Greater than or equal to 801	1.06	0.82	1.06	1.11	1.05
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	621	621	0	0	0
Maximum:	809	810	819	821	821
Non-zero Weighted Average:	704	713	713	701	706

Original Loan-to-Value Ratios

Range of Original LTV (%)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
Less than or equal to 50.00	0.00	1.41	0.00	0.46	1.49
50.01 - 55.00	0.00	0.93	0.00	0.05	0.63
55.01 - 60.00	0.00	2.26	0.00	1.51	2.32
60.01 - 65.00	2.71	7.14	0.00	1.99	3.77
65.01 - 70.00	15.46	6.05	0.00	11.13	10.10
70.01 - 75.00	5.48	8.10	0.00	6.66	7.58
75.01 - 80.00	71.94	69.88	0.00	60.88	62.20
80.01 - 85.00	0.00	0.48	0.00	1.08	0.93
85.01 - 90.00	2.21	1.25	0.00	5.68	3.70
90.01 - 95.00	2.20	2.15	0.00	6.83	4.60
95.01 - 100.00	0.00	0.36	0.00	3.73	2.68
Total:	**100.00**	**100.00**	**0.00**	**100.00**	**100.00**
Minimum:	60.07	22.07	27.27	30.96	22.07
Maximum:	95.00	100.00	100.00	100.00	100.00
Weighted Average:	78.15	76.87	75.80	79.92	78.16

Documentation Type

Documentation Type	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
Full (I-A)	24.48	11.05	25.87	12.22	16.84
Reduced with VOA (A-SI)	51.36	68.06	43.91	35.88	44.28
No Ratio (A-NI)	7.98	11.98	17.76	31.24	22.67
Stated/Stated with Vvoe (S-S)	8.58	0.56	0.71	4.67	3.25
None (NI-NA)	7.61	8.35	11.75	15.99	12.97
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

COLLATERAL DETAILS (CONTINUED)

Loan Purpose

Loan Purpose	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
Purchase	82.05	75.25	62.37	77.08	73.09
Cashout Refinance	12.47	17.88	30.79	19.03	21.61
Rate/Term Refinance	5.48	6.87	6.84	3.89	5.30
Total:	100.00	100.00	100.00	100.00	100.00

Occupancy Status

Occupancy Status	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
Owner-Occupied	77.47	89.54	80.72	66.65	74.94
Investor	14.78	7.80	13.55	29.05	20.33
Second Home	7.74	2.66	5.73	4.30	4.72
Total:	100.00	100.00	100.00	100.00	100.00

Property Type

Property Type	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
Single Family Residence	61.00	49.97	52.23	50.55	51.77
PUD	13.09	29.81	27.05	15.76	20.84
Condo	8.62	8.19	9.96	10.58	9.89
2-Family	7.35	10.72	7.57	9.15	8.80
3-Family	9.19	1.31	1.89	7.15	4.95
4-Family	0.75	0.00	1.14	5.24	2.93
Townhouse	0.00	0.00	0.07	1.55	0.77
Co-op	0.00	0.00	0.09	0.02	0.04
Total:	100.00	100.00	100.00	100.00	100.00

Geographic Distribution

Geographic Distribution	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
California	9.24	33.58	20.88	21.58	22.23
Florida	9.00	13.14	21.28	17.94	17.42
New York	19.31	9.46	8.63	9.57	10.07
New Jersey	15.96	3.07	5.84	9.94	8.23
Nevada	6.60	9.48	5.81	3.68	5.39
Massachusetts	14.82	2.54	4.26	4.97	5.19
Virginia	3.77	3.86	2.68	6.90	5.01
Maryland	2.11	2.54	2.07	7.91	4.99
Arizona	0.76	3.16	9.64	0.98	3.72
Washington	0.00	1.56	4.65	0.65	1.85
Other	18.43	17.61	14.26	15.88	15.89
Total:	100.00	100.00	100.00	100.00	100.00

COLLATERAL DETAILS (CONTINUED)

Months to Next Rate Adjustment

Months to Next Rate Adjustment Date	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
1	0.00	0.00	0.00	4.22	2.06
2	0.00	0.00	0.00	1.70	0.83
3-5	0.00	0.00	0.00	9.88	4.82
6-8	0.00	0.00	0.00	1.19	0.58
13 - 23	99.19	0.00	0.00	49.32	32.02
24 - 35	0.81	99.40	0.00	14.39	22.27
36 - 59	0.00	0.60	97.94	19.30	36.86
60 - 83	0.00	0.00	2.06	0.00	0.57
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	19	29	51	1	1
Maximum:	26	36	60	59	60
Weighted Average:	21	33	57	27	36

First Periodic Rate Caps

Range of First Periodic Rate Caps (%)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
0.751 - 1.000	0.00	0.00	0.00	3.68	1.79
1.751 - 2.000	0.44	3.71	0.23	0.42	0.87
2.751 - 3.000	75.91	13.48	0.00	49.14	32.12
4.751 - 5.000	0.00	0.00	25.85	13.49	13.80
5.751 - 6.000	23.64	82.82	73.92	30.74	50.18
11.751 - 12.000	0.00	0.00	0.00	2.54	1.24
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	2.000	2.000	2.000	1.000	1.000
Maximum:	6.000	6.000	6.000	12.000	12.000
Weighted Average:	3.705	5.447	5.732	4.343	4.848

Subsequent Periodic Rate Caps

Range of Subsequent Periodic Rate Caps (%)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
0.751 - 1.000	99.56	61.69	44.93	71.22	64.70
1.251 - 1.500	0.00	0.00	0.00	0.19	0.09
1.751 - 2.000	0.44	38.31	55.07	20.94	31.48
5.751 - 6.000	0.00	0.00	0.00	5.11	2.49
11.751 - 12.000	0.00	0.00	0.00	2.54	1.24
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	1.000	1.000	1.000	1.000	1.000
Maximum:	2.000	2.000	2.000	12.000	12.000
Weighted Average:	1.004	1.383	1.551	1.745	1.576

Lifetime Rate Caps

Range of Lifetime Rate Caps (%)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
4.751 - 5.000	75.91	14.38	25.40	47.53	38.56
5.751 - 6.000	24.09	85.62	74.60	44.70	57.65
6.251 - 6.500	0.00	0.00	0.00	0.08	0.04
6.501 - 6.750	0.00	0.00	0.00	0.59	0.29
6.751 - 7.000	0.00	0.00	0.00	0.07	0.03
7.001 - 7.250	0.00	0.00	0.00	0.34	0.17
8.001 - 8.250	0.00	0.00	0.00	0.09	0.05
11.751 - 12.000	0.00	0.00	0.00	6.59	3.22
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	5.000	5.000	5.000	5.000	5.000
Maximum:	6.000	6.000	6.000	12.000	12.000
Weighted Average:	5.241	5.856	5.746	5.932	5.813

COLLATERAL DETAILS (CONTINUED)

Gross Margin

Range of *Gross Margins (%)*	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
1.751 - 2.000	0.00	0.00	0.39	0.00	0.11
2.001 - 2.250	38.84	38.29	35.69	5.30	21.52
2.251 - 2.500	15.47	2.03	3.01	2.18	3.46
2.501 - 2.750	45.69	48.59	26.57	6.23	21.55
2.751 - 3.000	0.00	1.35	10.94	15.31	10.73
3.001 - 3.250	0.00	3.84	11.81	7.08	7.34
3.251 - 3.500	0.00	3.94	10.53	26.80	16.62
3.501 - 3.750	0.00	0.56	0.55	14.51	7.31
3.751 - 4.000	0.00	0.00	0.07	3.92	1.93
4.001 - 4.250	0.00	0.49	0.26	5.07	2.62
4.251 - 4.500	0.00	0.26	0.17	10.37	5.15
4.501 - 4.750	0.00	0.00	0.00	0.64	0.31
4.751 - 5.000	0.00	0.64	0.00	2.39	1.26
5.251 - 5.500	0.00	0.00	0.00	0.06	0.03
5.751 - 6.000	0.00	0.00	0.00	0.11	0.05
6.001 - 6.250	0.00	0.00	0.00	0.04	0.02
Total:	100.00	100.00	100.00	100.00	100.00
Minimum:	2.250	2.250	1.875	2.250	1.875
Maximum:	2.750	5.000	4.375	6.250	6.250
Weighted Average:	2.488	2.634	2.721	3.481	3.060

Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
1.751 - 2.000	0.00	0.00	0.39	0.00	0.11
2.001 - 2.250	37.74	37.44	34.98	5.05	20.98
2.251 - 2.500	16.56	2.88	3.36	1.14	3.27
2.501 - 2.750	45.38	48.59	26.81	6.06	21.51
2.751 - 3.000	0.00	1.35	10.94	14.50	10.33
3.001 - 3.250	0.00	3.84	11.81	7.13	7.36
3.251 - 3.500	0.31	3.94	10.53	26.80	16.64
3.501 - 3.750	0.00	0.56	0.55	14.69	7.40
3.751 - 4.000	0.00	0.00	0.07	4.19	2.06
4.001 - 4.250	0.00	0.49	0.26	5.07	2.62
4.251 - 4.500	0.00	0.26	0.17	10.83	5.37
4.501 - 4.750	0.00	0.00	0.00	1.13	0.55
4.751 - 5.000	0.00	0.64	0.00	2.79	1.46
5.001 - 5.250	0.00	0.00	0.00	0.13	0.06
5.251 - 5.500	0.00	0.00	0.13	0.15	0.11
5.501 - 5.750	0.00	0.00	0.00	0.08	0.04
5.751 - 6.000	0.00	0.00	0.00	0.11	0.05
6.001 - 6.250	0.00	0.00	0.00	0.04	0.02
6.251 - 6.500	0.00	0.00	0.00	0.12	0.06
Total:	100.00	100.00	100.00	100.00	100.00
Minimum:	2.250	2.250	1.875	2.250	1.875
Maximum:	3.320	5.000	5.500	6.500	6.500
Weighted Average:	2.492	2.636	2.728	3.528	3.085

COLLATERAL DETAILS (CONTINUED)

Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Group I Percentage by Aggregate Cut-off Date Principal Balances	Group II Percentage by Aggregate Cut-off Date Principal Balances	Group III Percentage by Aggregate Cut-off Date Principal Balances	Groups IV Percentage by Aggregate Cut-off Date Principal Balances	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balances
7.751 - 8.000	0.00	0.00	0.00	0.31	0.15
8.751 - 9.000	0.00	0.00	0.15	1.02	0.54
9.001 - 9.250	0.00	0.90	0.00	0.00	0.14
9.501 - 9.750	2.19	0.40	0.49	0.00	0.37
9.751 - 10.000	0.56	0.00	1.24	0.42	0.60
10.001 - 10.250	1.00	1.21	2.76	0.27	1.17
10.251 - 10.500	4.98	4.82	3.73	1.43	2.88
10.501 - 10.750	12.87	2.79	3.23	2.29	3.48
10.751 - 11.000	17.77	5.39	4.60	1.95	4.49
11.001 - 11.250	15.98	6.52	4.48	2.92	4.95
11.251 - 11.500	11.64	16.32	12.23	5.76	9.65
11.501 - 11.750	11.70	29.87	18.33	9.69	15.35
11.751 - 12.000	7.68	24.81	17.55	10.53	14.44
12.001 - 12.250	7.04	6.97	12.89	9.99	10.10
12.251 - 12.500	2.87	0.00	14.61	12.06	10.19
12.501 - 12.750	1.48	0.00	3.71	8.87	5.48
12.751 - 13.000	1.39	0.00	0.00	9.31	4.65
13.001 - 13.250	0.63	0.00	0.00	5.46	2.71
13.251 - 13.500	0.00	0.00	0.00	4.37	2.13
13.501 - 13.750	0.21	0.00	0.00	3.33	1.64
13.751 - 14.000	0.00	0.00	0.00	1.39	0.68
14.001 - 14.250	0.00	0.00	0.00	1.16	0.57
14.251 - 14.500	0.00	0.00	0.00	0.49	0.24
14.501 - 14.750	0.00	0.00	0.00	0.14	0.07
14.751 - 15.000	0.00	0.00	0.00	0.18	0.09
15.001 - 15.250	0.00	0.00	0.00	0.06	0.03
16.501 - 16.750	0.00	0.00	0.00	0.38	0.19
16.751 - 17.000	0.00	0.00	0.00	0.11	0.06
17.001 - 17.250	0.00	0.00	0.00	0.39	0.19
17.251 - 17.500	0.00	0.00	0.00	1.05	0.51
17.501 - 17.750	0.00	0.00	0.00	0.83	0.41
17.751 - 18.000	0.00	0.00	0.00	1.45	0.71
18.001 - 18.250	0.00	0.00	0.00	0.35	0.17
18.251 - 18.500	0.00	0.00	0.00	0.98	0.48
18.501 - 18.750	0.00	0.00	0.00	1.05	0.51
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	9.750	9.250	9.000	7.990	7.990
Maximum:	13.625	12.125	12.625	18.750	18.750
Weighted Average:	11.311	11.534	11.697	12.651	12.106

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2005-AR3

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated June 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

LTV - FICO % of Balance Table	580-600 % of Balance	600-620 % of Balance	620-640 % of Balance	640-660 % of Balance	660-680 % of Balance	680-700 % of Balance	700-720 % of Balance	720-740 % of Balance	740-760 % of Balance	760-780 % of Balance	780-800 % of Balance	Total
<= 70	0.00	0.20	1.60	1.20	3.00	2.80	1.90	0.90	0.60	0.80	2.00	15.10
71 - 75	0.00	0.00	0.90	0.60	1.20	1.00	1.10	0.80	0.80	0.20	0.10	6.70
76 - 80	0.20	0.20	3.30	7.00	7.20	14.20	10.40	8.00	5.10	3.60	2.80	60.90
81 - 85	0.00	0.00	0.00	0.10	0.20	0.00	0.30	0.20	0.20	0.10	0.00	1.10
86 - 90	0.10	0.00	0.20	0.40	1.10	0.90	0.80	0.70	0.70	0.40	0.30	5.70
91 - 95	0.00	0.00	0.90	0.90	0.90	1.20	0.90	0.20	1.00	0.30	0.30	8.80
96 - 100	0.00	0.00	0.20	0.20	0.50	0.50	1.10	0.40	0.20	0.60	0.00	3.70

Weighted Average LTV: 79.9
Non-Zero Weighted Average FICO: 701.0

LTV - FICO Average Balance	580-600 Avg Balance	600-620 Avg Balance	620-640 Avg Balance	640-660 Avg Balance	660-680 Avg Balance	680-700 Avg Balance	700-720 Avg Balance	720-740 Avg Balance	740-760 Avg Balance	760-780 Avg Balance	780-800 Avg Balance	Total
<= 70	0.00	650,000.00	388,215.09	291,784.45	388,943.78	501,328.69	562,870.52	491,182.23	325,031.64	304,447.75	873,300.00	438,103.01
71 - 75	0.00	0.00	461,272.98	283,048.70	350,849.77	678,211.34	372,757.37	517,437.90	295,888.27	140,595.57	167,639.95	369,337.27
76 - 80	169,277.44	276,418.77	260,536.79	280,475.36	226,942.54	261,182.12	253,984.39	228,464.30	231,181.55	236,477.77	232,995.30	248,128.62
81 - 85	0.00	0.00	0.00	305,059.47	167,632.68	0.00	111,794.77	149,828.18	190,655.00	188,125.00	0.00	159,579.20
86 - 90	185,599.40	0.00	182,129.60	210,681.42	204,533.73	215,119.72	212,720.38	242,005.56	202,540.46	206,854.26	440,742.29	215,898.28
91 - 95	0.00	0.00	238,421.75	255,454.64	178,160.02	250,690.73	265,005.04	144,700.00	237,149.27	204,358.85	179,911.00	221,606.15
96 - 100	0.00	0.00	267,295.98	218,642.32	288,933.71	233,116.00	216,514.33	253,750.00	201,854.91	274,166.67	0.00	238,075.04

Average Balance of Total Pool: 284,809.76

Series 8

Series 24

LTV - FICO	580-600	600-620	620-640	640-660	660-680	680-700	700-720	720-740	740-760	760-780	780-800	
Min Balance	Min Balance	Min Balance	Min Balance	Min Balance	Min Balance	Min Balance	Min Balance	Min Balance	Min Balance	Min Balance	Min Balance	Total
<= 70	0.00	650,000.00	135,000.00	100,000.00	53,859.10	65,250.00	128,000.00	437,500.00	73,337.05	131,250.00	198,000.00	53,859.10
71 - 75	0.00	0.00	169,902.00	59,117.26	62,123.86	311,250.00	89,766.22	82,500.00	122,500.00	64,385.63	187,639.95	59,117.26
76 - 80	93,432.33	117,200.00	70,318.70	49,600.00	34,935.94	48,931.90	51,200.00	45,045.00	35,604.66	41,529.90	83,459.13	34,935.94
81 - 85	0.00	0.00	0.00	305,059.47	119,648.04	0.00	52,821.53	52,619.55	90,015.00	109,600.00	0.00	52,619.55
86 - 90	165,599.40	0.00	99,000.00	67,377.63	88,739.55	76,410.00	133,200.00	144,000.00	79,110.00	129,600.00	417,984.58	67,377.63
91 - 95	0.00	0.00	114,950.48	128,249.99	69,177.07	97,850.00	115,235.22	95,000.00	83,125.00	139,650.00	115,900.00	48,838.10
96 - 100	0.00	0.00	169,800.00	199,654.64	147,688.55	79,721.00	64,900.76	165,000.00	104,709.63	130,000.00	0.00	64,900.76

Min Balance of Total Pool: 34,935.94

LTV - FICO	580-600	600-620	620-640	640-660	660-680	680-700	700-720	720-740	740-760	760-780	780-800	
Max Balance	Max Balance	Max Balance	Max Balance	Max Balance	Max Balance	Max Balance	Max Balance	Max Balance	Max Balance	Max Balance	Max Balance	Total
<= 70	0.00	650,000.00	910,000.00	662,394.78	1,000,000.00	1,755,000.00	1,435,000.00	560,000.00	686,000.00	600,000.00	2,000,000.00	2,000,000.00
71 - 75	0.00	0.00	823,944.23	648,931.29	907,614.64	1,123,195.37	569,129.89	1,087,500.00	691,500.00	188,250.00	167,639.95	1,123,195.37
76 - 80	262,400.00	439,637.54	794,171.74	960,000.00	711,200.00	1,560,000.00	994,439.38	672,000.00	638,377.71	840,000.00	527,213.85	1,560,000.00
81 - 85	0.00	0.00	0.00	305,059.47	208,250.00	0.00	171,700.00	201,450.00	335,750.00	262,650.00	0.00	335,750.00
86 - 90	165,599.40	0.00	288,388.81	348,894.00	469,350.00	372,500.00	355,500.00	423,000.00	347,263.85	281,000.00	463,500.00	469,350.00
91 - 95	0.00	0.00	418,000.00	525,000.00	284,450.00	791,080.00	498,750.00	192,800.00	532,000.00	388,605.39	227,050.00	791,080.00
96 - 100	0.00	0.00	384,791.96	237,630.00	390,000.00	477,990.00	387,000.00	349,000.00	299,000.00	485,000.00	0.00	485,000.00

Max Balance of Total Pool: 2,000,000.00

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2005-AR3
Issuer
Nomura Asset Acceptance Corporation
Depositor
GMAC Mortgage Corporation
Servicer

The collateral information contained herein reflects the anticipated June 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

TOTAL POOL

LTV - FICO % of Balance Table	580-600 % of Balance	600-620 % of Balance	620-640 % of Balance	640-660 % of Balance	660-680 % of Balance	680-700 % of Balance	700-720 % of Balance	720-740 % of Balance	740-760 % of Balance	760-780 % of Balance	780-800 % of Balance	Total
Less than or equal to 70	0.00	0.10	1.00	1.30	3.40	3.50	2.50	2.00	1.90	0.80	1.50	18.30
71 - 75	0.00	0.00	0.50	0.50	1.40	1.50	1.40	0.80	0.70	0.40	0.40	7.60
76 - 80	0.10	0.10	2.80	4.70	7.60	14.10	9.80	8.50	6.60	4.40	2.90	62.20
81 - 85	0.00	0.00	0.00	0.10	0.10	0.00	0.10	0.30	0.20	0.10	0.00	0.90
86 - 90	0.00	0.00	0.10	0.30	0.70	0.60	0.60	0.40	0.50	0.20	0.30	3.70
91 - 95	0.00	0.00	0.50	0.50	0.60	0.80	0.80	0.20	0.60	0.20	0.20	4.60
96 - 100	0.00	0.00	0.10	0.20	0.30	0.50	0.80	0.40	0.10	0.30	0.00	2.70

Weighted Average LTV: 78.16
Non-Zero Weighted Average FICO: 707

LTV - FICO Average Balance	580-600 Avg Balance	600-620 Avg Balance	620-640 Avg Balance	640-660 Avg Balance	660-680 Avg Balance	680-700 Avg Balance	700-720 Avg Balance	720-740 Avg Balance	740-760 Avg Balance	760-780 Avg Balance	780-800 Avg Balance	Total
Less than or equal to 70	0.00	650,000.00	294,403.19	277,252.48	313,824.55	438,512.87	327,822.68	371,892.38	353,465.15	241,920.66	515,033.63	348,185.50
71 - 75	0.00	0.00	390,629.67	316,285.10	309,867.04	461,888.31	327,275.89	296,566.94	276,847.85	218,285.51	480,667.80	333,647.71
76 - 80	169,277.44	278,418.77	255,813.83	282,556.25	245,453.21	264,315.10	257,278.33	250,701.27	248,008.03	230,775.03	235,564.39	253,290.13
81 - 85	0.00	0.00	0.00	305,059.47	187,874.51	0.00	111,794.77	249,171.79	171,509.00	244,505.67	0.00	194,715.03
86 - 90	165,599.40	0.00	182,129.60	211,372.34	234,108.46	218,874.37	209,960.09	229,816.06	180,459.19	191,114.81	303,329.66	214,648.50
91 - 95	0.00	0.00	227,628.86	253,469.17	180,750.39	229,885.23	243,635.01	166,433.45	265,337.85	224,166.98	182,384.17	220,113.65
96 - 100	0.00	0.00	267,295.98	180,161.13	282,778.09	230,382.98	220,681.67	191,915.61	234,616.61	258,285.71	0.00	225,009.53

Average Balance of Total Pool: 266,179.73

Series 8 ____

Series 24 ____

LTV - FICO	580-600	600-620	620-640	640-660	660-680	680-700	700-720	720-740	740-760	760-780	780-800	
Min Balance	Min Balance	Min Balance	Min Balance	Min Balance	Min Balance	Min Balance	Min Balance	Min Balance	Min Balance	Min Balance	Min Balance	Total
Less than or equal to 70	0.00	650,000.00	76,404.35	99,824.05	53,859.10	56,250.00	68,784.11	77,000.00	60,000.00	61,152.85	119,919.32	53,859.10
71 - 75	0.00	0.00	169,902.00	59,117.26	62,123.86	172,130.31	89,766.22	82,500.00	109,999.29	64,385.63	167,839.95	59,117.26
76 - 80	93,432.33	117,200.00	59,891.23	49,600.00	34,935.94	46,931.90	51,200.00	45,045.00	35,604.66	41,529.90	83,459.13	34,935.94
81 - 85	0.00	0.00	0.00	305,059.47	119,648.04	0.00	52,621.53	52,619.55	90,015.00	109,600.00	0.00	52,619.55
86 - 90	165,599.40	0.00	99,000.00	67,377.63	68,739.55	76,410.00	129,600.00	130,500.00	79,110.00	112,417.58	67,263.71	67,263.71
91 - 95	0.00	0.00	114,850.48	128,249.99	69,177.07	97,850.00	104,400.00	66,382.33	83,125.00	139,850.00	115,900.00	46,838.10
96 - 100	0.00	0.00	169,800.00	131,000.00	147,668.55	79,721.00	84,900.78	59,885.84	104,709.83	130,000.00	0.00	59,885.84

Min Balance of Total Pool: 34,935.94

LTV - FICO	580-600	600-620	620-640	640-660	660-680	680-700	700-720	720-740	740-760	760-780	780-800	
Max Balance	Max Balance	Max Balance	Max Balance	Max Balance	Max Balance	Max Balance	Max Balance	Max Balance	Max Balance	Max Balance	Max Balance	Total
Less than or equal to 70	0.00	650,000.00	910,000.00	710,000.00	1,177,381.66	1,755,000.00	1,495,000.00	1,872,500.00	1,170,000.00	649,998.85	2,000,000.00	2,000,000.00
71 - 75	0.00	0.00	823,944.23	648,931.29	907,614.84	1,436,250.00	922,500.00	1,087,500.00	691,500.00	456,159.20	1,443,700.00	1,443,700.00
76 - 80	262,400.00	439,637.54	794,171.74	960,000.00	711,200.00	1,560,000.00	994,439.36	672,000.00	659,920.00	840,000.00	610,000.00	1,560,000.00
81 - 85	0.00	0.00	0.00	305,059.47	248,600.00	0.00	171,700.00	645,150.00	335,750.00	381,267.00	0.00	645,150.00
86 - 90	165,599.40	0.00	288,388.61	348,894.00	540,000.00	372,500.00	355,500.00	423,000.00	347,263.85	261,000.00	463,500.00	540,000.00
91 - 95	0.00	0.00	418,000.00	525,000.00	284,450.00	791,080.00	498,750.00	340,955.00	532,000.00	388,605.39	227,050.00	791,080.00
96 - 100	0.00	0.00	364,791.96	237,630.00	390,000.00	477,990.00	387,000.00	349,000.00	300,140.00	485,000.00	0.00	485,000.00

Max Balance of Total Pool: 2,000,000.00

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2005-AR3

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated June 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

TOTAL POOL

Documentation type	%	Count	Balance	WAC	FICO	LTV
Full (I-A)	16.84	420	91,875,863.08	6.017	702	79.60
Reduced with VOA (A-SI)	44.28	834	241,622,131.09	6.108	708	77.03
No Ratio (A-NI)	22.67	443	123,691,296.59	6.598	704	80.62
Stated/Stated with Vvoe (S-S)	3.25	71	17,726,919.54	6.720	696	77.31
None (NI-NA)	12.97	282	70,752,237.77	6.642	713	76.08
[illegible]						

Series 8 ________

Series 24 ________

Nomura Asset Acceptance Corporation, Alternative Loan Trust, Series 2005-AR3

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated June 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

No Ratio Doc - FICO	%	Count	Balance	WAC	FICO	LTV
601 - 620	0.96	4	1,189,238.61	6.776	620	85.28
621 - 640	7.36	33	9,104,054.49	6.929	630	79.12
641 - 660	7.60	33	9,395,669.10	6.532	650	80.05
661 - 680	10.41	58	12,872,163.96	6.697	671	79.93
681 - 700	25.43	99	31,448,560.93	6.579	691	79.82
701 - 720	15.05	67	18,620,998.25	6.645	710	82.76
721 - 740	11.03	49	13,638,367.20	6.361	730	80.51
741 - 760	11.05	46	13,664,140.85	6.710	750	79.72
761 - 780	7.20	35	8,907,878.03	6.516	769	84.32
781 - 800	3.14	15	3,881,777.96	6.112	788	78.18
Greater than or equal to 801	0.78	4	968,447.00	6.822	805	86.08

Stated Doc- FICO	%	Count	Balance	WAC	FICO	LTV
621 - 640	10.94	6	1,938,448.61	7.300	631	77.58
641 - 660	7.25	7	1,284,574.23	7.386	645	71.53
661 - 680	26.66	15	4,725,852.74	6.833	671	75.51
681 - 700	16.30	12	2,890,164.31	6.030	690	79.95
701 - 720	10.51	7	1,863,326.98	6.773	709	80.00
721 - 740	11.34	10	2,010,613.41	6.555	726	78.92
741 - 760	7.21	6	1,277,273.38	7.220	752	80.00
761 - 780	1.16	2	206,352.85	7.082	772	80.00
781 - 800	5.82	4	1,031,547.65	5.913	788	74.36
Greater than or equal to 801	2.81	2	498,765.40	6.389	802	74.57

NINA Doc - FICO	%	Count	Balance	WAC	FICO	LTV
621 - 640	3.23	7	2,283,149.42	6.100	635	71.53
641 - 660	6.04	14	4,272,384.09	7.058	652	76.94
661 - 680	14.28	44	10,106,732.26	6.933	668	78.50
681 - 700	20.96	49	14,830,355.89	6.672	690	75.19
701 - 720	16.75	49	11,851,438.61	6.589	710	76.82
721 - 740	12.62	38	8,926,310.89	6.580	730	77.98
741 - 760	10.74	36	7,597,305.73	6.406	751	71.75
761 - 780	4.92	17	3,480,947.42	6.754	770	82.83
781 - 800	8.36	22	5,912,117.64	6.447	792	72.87
Greater than or equal to 801	2.11	6	1,491,495.62	6.515	811	74.70

No Ratio Doc - LTV	%	Count	Balance	WAC	FICO	LTV
0.01 - 50.00	0.29	2	361,000.00	6.199	688	37.16
50.01 - 55.00	0.26	2	319,989.32	5.969	667	51.49
55.01 - 60.00	2.72	10	3,364,445.69	5.707	715	59.08
60.01 - 65.00	5.53	10	6,837,888.98	5.949	705	64.67
65.01 - 70.00	8.21	28	10,155,888.09	6.577	696	69.69
70.01 - 75.00	6.56	25	8,119,062.23	6.545	691	74.10
75.01 - 80.00	53.05	238	65,620,072.64	6.566	705	79.86
80.01 - 85.00	1.37	6	1,699,518.54	6.453	738	84.42
85.01 - 90.00	5.60	37	6,929,905.18	7.050	704	89.99
90.01 - 95.00	7.46	37	9,225,919.05	7.003	696	94.99
95.01 - 100.00	8.94	48	11,057,606.85	6.956	711	99.99

Series 8 __________

Series 24 __________

Stated Doc - LTV	%	Count	Balance	WAC	FICO	LTV
0.01 - 50.00	1.13	1	200,000.00	6.875	642	32.00
65.01 - 70.00	15.76	7	2,793,937.50	6.279	704	69.99
70.01 - 75.00	6.39	4	1,132,800.10	6.443	677	73.55
75.01 - 80.00	76.72	59	13,600,181.94	6.832	696	79.80

NINA - Doc LTV	%	Count	Balance	WAC	FICO	LTV
0.01 - 50.00	5.48	16	3,879,208.05	5.699	750	39.65
50.01 - 55.00	1.47	5	1,036,755.39	5.965	709	53.15
55.01 - 60.00	5.82	8	4,116,416.02	6.273	699	57.84
60.01 - 65.00	8.79	16	6,220,785.89	5.783	702	63.71
65.01 - 70.00	9.41	20	6,660,967.90	6.229	691	69.27
70.01 - 75.00	2.32	10	1,640,522.74	6.339	721	74.71
75.01 - 80.00	44.02	131	31,145,383.60	6.928	716	79.77
80.01 - 85.00	3.10	13	2,195,119.04	6.849	717	84.82
85.01 - 90.00	9.09	26	6,433,190.88	6.934	710	89.90
90.01 - 95.00	9.98	36	7,063,888.07	7.076	713	94.88
95.01 - 100.00	0.51	1	360,000.00	7.250	773	100.00

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2005-AR3

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated June 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

LTV - FICO % of Balance Table	580-600 % of Balance	600-620 % of Balance	620-640 % of Balance	640-660 % of Balance	660-680 % of Balance	680-700 % of Balance	700-720 % of Balance	720-740 % of Balance	740-760 % of Balance	760-780 % of Balance	780-800 % of Balance	Total
<= 70	0.00	0.00	1.70	1.30	3.40	5.90	2.60	1.80	3.00	0.40	1.00	21.70
71 - 75	0.00	0.00	0.70	0.60	1.10	0.40	0.40	0.60	0.70	0.40	0.10	5.10
76 - 80	0.00	0.00	2.50	4.20	5.50	12.70	8.80	6.70	4.40	3.30	3.20	52.00
81 - 85	0.00	0.00	0.00	0.10	0.20	0.00	0.20	0.70	0.30	0.30	0.00	1.80
86 - 90	0.00	0.00	0.20	0.40	1.10	0.90	1.30	0.70	0.80	0.50	0.20	6.30
91 - 95	0.00	0.00	1.00	0.60	1.00	1.10	1.30	0.20	1.30	0.50	0.20	7.70
96 - 100	0.00	0.00	0.00	0.00	0.60	1.20	1.70	0.70	0.30	0.80	0.00	5.40

Series 8 ____________

Series 24 ____________